 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997

                                                            REGISTRATION NO.333-
================================================================================

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              __________________

                                AMENDMENT NO.1
                                      TO
                                   FORM SB-2

                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933
                              __________________

                          GLOBAL MAINTECH CORPORATION
                (Name of registrant as specified in its charter)

        MINNESOTA                                               41-1523657
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

                            6468 CITY WEST PARKWAY
                        EDEN PRAIRIE, MINNESOTA  55344
                                (612) 944-0400
                 (Address and telephone number of registrant's
                         principal executive offices)
                              __________________

                                   Copies to:
       DAVID H. MCCAFFREY                           KENNETH L. CUTLER, ESQ.
    CHIEF EXECUTIVE OFFICER                        SCOTT L. BARRINGTON, ESQ.
  GLOBAL MAINTECH CORPORATION                         DORSEY & WHITNEY LLP
    6468 CITY WEST PARKWAY                           PILLSBURY CENTER SOUTH
EDEN PRAIRIE, MINNESOTA  55344                       220 SOUTH SIXTH STREET
        (612) 944-0400                            MINNEAPOLIS, MINNESOTA 55402
                                                         (612) 340-2600

           (Name, address and telephone number of agent for service)
                              __________________

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                Approximate date of proposed sale to the public:
   From time to time after the effective date of this registration statement.
                              __________________

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                   Proposed           Proposed
   Title of Each Class of         Amount to       Maximum Offering     Maximum Aggregate         Amount of
 Securities to be Registered    be Registered    Price per Unit  (1)   Offering Price(1)    Registration Fee(2)
-----------------------------------------------------------------------------------------------------------------
 Common Stock,
     no par value              3,489,961 shares      $ 2.25               $ 7,852,413          $ 2,380(3)
=================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low sales prices for such Common Stock on August 11, 1997 as reported on the over-the-counter bulletin board.
(2)  Before deducting expenses estimated at $ 43,380.

(3)  Previously paid.
                              __________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS

                          GLOBAL MAINTECH CORPORATION
                                  ___________

                               3,489,961 SHARES
                                      OF
                                 COMMON STOCK
                                  __________


     This Prospectus relates to an aggregate of 3,489,961 shares (the "Shares") of Common Stock, no par value (the "Common Stock"), of Global MAINTECH Corporation, a Minnesota corporation (the "Company"), that may be sold from time to time by the shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     Any or all of the Shares may be offered from time to time in transactions on the over-the-counter bulletin board (the "OTC Market") in brokerage transactions at prevailing market prices or in transactions at negotiated prices. See "Plan of Distribution."

     The Company has registered the Shares for sale to the public in Minnesota, but does not intend to qualify the Shares for sale under the Blue Sky or securities laws of any other state. Any broker or dealer should assure itself of the existence of an exemption from the securities registration or filing requirements or effectuate such registration or filing as required under applicable Blue Sky or state securities laws in connection with the offer and sale of any of the Shares.

     The Common Stock is traded on the OTC Market. On September 23, 1997, the last sale price of the Common Stock as reported on the OTC Market was $2.13 per share.
                                  __________
AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE AND INVOLVES A
  HIGH DEGREE OF RISK.  SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREIN.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  __________

================================================================================
                          Price
                            to         Underwriting         Proceeds to
                          Public(1)      Discounts    Selling Shareholders(2)
--------------------------------------------------------------------------------
     Per Share          $2.19             $0.00             $7,643,015
--------------------------------------------------------------------------------

     Total              $2.19             $0.00             $7,643,015
================================================================================

(1) Estimated solely for the purpose of calculating the Proceeds to Selling Shareholders based upon the average of the high and low sales prices for such Common Stock on September 23, 1997 as reported on the over-the-counter bulletin board.
(2) The Company will not receive any proceeds from the sale of the Shares offered hereby; however, the Company has agreed to pay the expenses of registration of the Shares, which are estimated to be $43,380.

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

              The date of this Prospectus is September 24, 1997.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements of Global MAINTECH Corporation, including the notes thereto, appearing elsewhere in this Prospectus.


THE COMPANY

     The Company, through its wholly owned subsidiary Global MAINTECH, Inc., designs, develops and markets a computer system, consisting of hardware and software, which monitors and controls diverse computers in a data center from a single, master console. The Virtual Command Center ("VCC" or "VCC Unit") can simultaneously manage mainframes, mid-range computers (e.g., UNIX, Microsoft and Windows NT platforms) and networks. The VCC is designed to perform three primary functions: (a) consolidate consoles (computer terminals with access to the internal operation of a computer) into one monitor, a "virtual console" or single point of control; (b) monitor and control the computers connected to the virtual console; and (c) automate most, if not all, of the routine processes performed by computer operators in data centers. The VCC can be operated from a remote location and accepts multiple computer platforms and operating systems. It is an external system that monitors and controls the subject mainframe and other data center computers from a workstation-quality reduced instruction set computer ("RISC") which is housed separately from the computers it controls.
VCC users are able to reduce staffing levels, consolidate all data center operations and technical support functions to a single location regardless of the physical location of the data center(s) and achieve improved levels of operational control and system availability.

     In 1995, the Company installed its first three VCC Units in the data centers of a large industrial and financial company. In 1996, the Company sold seven additional VCC Units and added two new customers. As of June 30, 1997, the Company had sold four additional VCC Units and added two new customers to its client base.

SYSTEMS MANAGEMENT SOFTWARE

     The VCC competes with internal monitoring software, which monitors certain pieces of hardware in the computer in which it is installed, sold by other companies. Annual sales of systems-management software were estimated to be $3 billion as of November 1996. It is believed this market will grow to almost $9 billion by 2000, which would represent a compound annual growth rate of approximately 30%.

     The Company believes the VCC also is well suited for use in enterprise computing applications. Enterprise computing is the term associated with the hardware and software which enables computers that contain different processors to be linked together. The Company has adapted the VCC and coupled it with its own proprietary software to form an enterprise computing management system. The VCC can be used to monitor and control desktops, mid-range servers and mainframes. Sales of all such UNIX-based systems in 1995 were approximately
$19 billion.

     The Company is now engaged solely in the business of manufacturing and selling VCC Units. This line of business generated 90% of the Company's revenue in 1995 and all of its revenue in 1996. The Company also expects such business will generate all of its revenue in 1997.

     The Company was incorporated under the laws of the State of Minnesota in 1985 under the name Computer Aided Time Share, Inc. In 1995, the Company changed its name to Global MAINTECH Corporation. The Company's address is 6468 City West Parkway, Eden Prairie, Minnesota 55344, and its telephone number is
(612)944-0400.

     As of June 30, 1997, the Company had no paid employees and its wholly owned subsidiary, Global MAINTECH, Inc., a Minnesota corporation ("MAINTECH"), had 20 employees.

THE OFFERING

Securities Offered...... 3,489,961 shares of the Company's Common Stock, no par value, may be offered from time to time for resale by the persons named as selling shareholders herein.



                                      -2-
--------------------------------------------------------------------------------

                        SAFE HARBOR STATEMENT UNDER THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Registration Statement on Form SB-2 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the uncertainty in the Company's ability to continue to operate profitably in the future; failure of the Company to meet its future additional capital requirements; loss of key personnel; failure of the Company to respond to evolving industry standards and technological changes; inability of the Company to compete in the industry in which it operates; lack of market acceptance of the Company's products; failure of the Company to secure adequate protection for the Company's intellectual property rights; and the Company's exposure to product liability claims. The forward-looking statements are qualified in their entirety by the cautions and risk factors set forth in Exhibit 99 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, which exhibit is incorporated herein by reference.

                                  RISK FACTORS

     DOUBT AS TO THE COMPANY'S ABILITY AS A GOING CONCERN. The Company had suffered losses prior to 1996. On January 4, 1995, MAINTECH Resources, Inc. was merged with a wholly owned subsidiary of the Company. See "Business - Merger Background." MAINTECH Resources, Inc. incurred a substantial loss in 1994, and, on a post-merger consolidated basis, the Company had negative working capital and its liabilities exceeded its assets. The prior existence of such conditions raised doubt about the Company's ability to continue as a going concern. Management believes that the Company will continue as a going concern and the Company is currently operating on a profitable basis. The working capital deficit has declined from approximately $2 million as of December 31, 1994, to approximately $1 million as of December 31, 1995, and to approximately $400,000 as of December 31, 1996. The Company had positive working capital of approximately $4,095,000 as of June 30, 1997. As a result of this change to a positive working capital position, the Company believes it has sufficient working capital to pay its current liabilities. This depends partially on the Company's ability to collect its accounts receivable and to continue to make sales sufficient to realize the full value of its current inventory. Based on the operating results for the fiscal quarter ending March 31, 1997, management believes the Company's financial health will continue to improve as additional sales are realized. Further, its operating plan projects an increase in the liquidity and capital resources of the Company during 1997. However, in the event the Company requires additional capital, there can be no assurance such additional capital could be raised on terms favorable to the Company, or at all.

     RELIANCE UPON KEY PERSONNEL. The Company will be relying heavily upon the abilities of key personnel, in particular, two technicians, Jeff Jensen and Norm Freedman, and President Bob Donaldson, to further develop the VCC. If any of these individuals should cease to be employed by the Company or for any reason be unable to continue in their respective capacities as employees of the Company, the Company would be required to hire a comparable employee. There can be no assurance that it would be able to do so quickly and at an affordable compensation rate. While these three employees have incentive options and are bound by a confidentiality requirement, the Company cannot guarantee their continued employment and only has "key man" insurance for Bob Donaldson.

     COMPETITIVE CONDITIONS. The Company's industry is characterized by rapidly evolving technology and intense competition. The Company is aware of several other competitors that have substantially greater resources and experience in research and development and marketing than the Company and may therefore represent significant competition for the Company. However, no competitor of the Company produces as complete an enterprise computing system as does the Company, but rather the Company's competitors produce components that could be combined to form such a system. Management believes that the Company's ability to produce an integrated whole gives the Company a competitive advantage in this respect. Nevertheless, there can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

     NEW PRODUCT WITH UNCERTAIN DEMAND. The concept of an external monitor and control system for computer hardware is relatively new, and the continued demand for the product is not yet fully known. It is difficult to project the overall size of the future market for such a product. The Company estimates the current market size for internal systems to be several billion dollars per year. The Company believes the market for external control systems could be larger than this based upon the fact that external control systems also soon could be used to solve networking problems associated with enterprise computing. Based on recent feedback from the Company's current and potential customers, management believes the demand for the VCC is significant. However, to date, the Company has sold to only five customers and there can be no assurance that additional customers will purchase the Company's products.

     DEPENDENCE ON LIMITED PRODUCT OFFERINGS AND CUSTOMER BASE. The Company currently has a limited number of product offerings and the Company's existing customers are not required to purchase additional hardware products or to renew software license and maintenance agreements when such agreements expire. Accordingly, a significant portion of the Company's revenues are generated from non-recurring revenue sources, and the success of the Company is dependent, in part, on its ability to develop sustained demand for its current products and to develop and sell additional products. There can be no assurance that the Company will be successful in developing and maintaining such demand or in developing and selling additional products.

     FLUCTUATIONS IN OPERATING RESULTS. The Company's future operating results may vary substantially from quarter to quarter. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development and market acceptance of the Company's products. Generally, operating expenses will be higher during periods in which product development costs are incurred and marketing efforts are commenced. Due to these and other factors, including the general economy, stock market conditions and product developments and public announcements by the Company or its competitors, the market price of the Company's securities may be highly volatile.

     PRODUCT UNDER DEVELOPMENT. The Company currently is developing a software product which monitors networking and communication devices used by mainframes. Although preliminary tests indicate that this product will perform as intended and can be integrated with the VCC, there can be no assurance that it will do so or, even if it does, that the market will demand such a product.

     FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE FUTURE CAPITAL WILL BE AVAILABLE. The proceeds of the Company's recent equity and debt offerings are expected to fund the Company's operations through at least December 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Developments." Thereafter, the Company may require additional funds to continue the marketing of its products and meet its working capital requirements. In order to meet its needs, the Company may be required to raise additional funding through public or private financings, including equity and debt financings. Any additional equity financings may be dilutive to the shareholders of the Company, and debt financing, if available, may involve restrictive covenants. Whether the Company would be able to secure such financing and, if so, whether such financing would be available at reasonable rates and terms is uncertain. Failure to secure such additional financing could adversely affect the Company.

     INTELLECTUAL PROPERTY. The Company regards its products as proprietary and relies primarily on a combination of statutory and common law patent, copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights.

     Although the Company currently holds no patents, the Company believes the VCC will be protected by two patents that are currently under review by the U.S. Patent and Trademark Office and by a patent that was filed by Circle Corporation, a Japanese corporation, on December 28, 1993 (the "Circle Corp. Patent"). The Circle Corp. Patent relates to certain hardware developed by Circle Corporation that has been licensed to the Company and incorporated by the Company into the VCC. This license provides the Company with exclusive distribution rights to such hardware worldwide, except Japan. The initial term of this license expires on December 20, 2004.

     Despite the foregoing precautions, it may be possible for a third party to copy or otherwise obtain or use the Company's products or technology without authorization, or to develop similar products or technology independently. If unauthorized use or copying of the Company's products were to occur to any substantial degree, the Company's business and results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar products.

     The Company requires its consultants and developers to assign their rights in materials provided to, or made for, the Company and to represent that the inclusion or use of such materials in the Company's products will not violate the rights of third parties. Based on such representations, the Company's relationships with such consultants and developers and initial marketing of the VCC, the Company has no reason to believe that its products infringe on the proprietary rights of third parties. The Company has not commissioned an independent investigation to reaffirm the basis for such belief, however, and there can be no assurance that third parties will not claim that the Company's current or future products infringe on the proprietary rights of others. The Company believes that developers of control systems may increasingly be subject to such claims as the number of products and competitors in the industry grows and the functionality of such products in the industry overlaps. Any such claim, with or without merit, could result in costly litigation and could have a material adverse effect on the Company.

     LACK OF PRODUCT LIABILITY INSURANCE. The Company may be liable for product liability claims in the event that the use of its products is alleged to have resulted in damage to its customers. The Company does not currently carry product liability insurance. There can be no assurance that such insurance will be available on commercially reasonable terms, or at all, or that such insurance, even if obtained, would adequately cover any product liability claim. Although the Company is not aware of any pending or threatened product liability or other legal claim against it, a product liability or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on the business and prospects of the Company.

                                USE OF PROCEEDS

     This Prospectus relates to an aggregate of 3,489,961 shares of Common Stock that may be sold from time to time by the Selling Shareholders. Although the Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees, the Company will not receive any proceeds from the sale of the Shares.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information, as of August 1, 1997, as to the maximum number of Shares that may be sold by each of the Selling Shareholders pursuant to this Prospectus.

                                                    Number           Maximum             Number
                                                  of Shares           Number            of Shares
                                                 Beneficially    of Shares to be      Beneficially
                                                 Owned Prior     Sold Pursuant to      Owned After
               Name                              to Offering     this Prospectus        Offering
--------------------------------------------    -------------- -------------------  ----------------
JAMES K. ANDERSON...........................        30,000            30,000 (1)            0
ASSOCIATION FOR CULTURAL INTERCHANGE, INC...        66,667            66,667 (2)            0
STEPHEN M. BRZICA, JR.......................        20,000            20,000 (2)            0
GERALD C. AND SANDRA D. DORAN...............        20,000            20,000 (2)            0
EAGLE FORK FUNDING CORP.....................       400,000           400,000 (2)            0
THEODORE R. EDIN............................       104,000           104,000 (2)            0
RICK ELSTAD.................................         5,000             5,000 (2)            0
JAMES A. FINSTUEN...........................         5,000             5,000 (2)            0
JOHN E. HAUGO...............................        80,000            80,000 (2)            0
LANDON E. HELM..............................        10,000            10,000 (1)            0
RICHARD L. HEXUM, SR. (IRA).................        32,467            32,467 (2)            0
RICHARD L. HEXUM, JR........................        33,333            33,333 (2)            0
WILLIAM J. AND JANICE A. HOWARD-JTEN........       140,000           140,000 (1)(2)         0
ITEN LEASING COMPANY, INC...................        40,000            40,000 (1)            0
JOSEPH M. ITEN (IRA)........................        40,000            40,000 (1)            0
MARTIN J. ITEN..............................        40,000            40,000 (1)            0
MELISSA A. ITEN.............................        10,000            10,000 (2)            0
SAMUEL M. JOY...............................        40,000            40,000 (2)            0
ELLEN KLOS..................................        10,000            10,000 (2)            0
STEVEN E. KLOS..............................       150,000           150,000 (1)(2)         0
THOMAS D. KROSSCHELL........................       186,330           186,330 (3)            0
INGRAM A. LEE...............................        40,000            40,000 (2)            0

DOUGLASS S. LORING..........................        20,000            20,000 (2)            0
GARY L. AND JANICE R. MATTISON..............        13,333            13,333 (2)            0
MARK D. MARGOLIS............................       222,000           222,000 (2)(6)         0
JOHN M. AND KAYE METCALFE - JTEN.............       15,000            15,000 (2)            0
DENNIS L. MONROE & PATRICIA M. WELLER.......         6,500             6,500 (2)            0
RONP. OLSON.................................        20,000            20,000 (2)            0
PAUL J. PARK................................        50,000            50,000 (2)            0
PIONEER EQUITY INVESTMENTS, LLC.............        40,000            40,000 (2)            0
THOMAS J. POHL AND ROBERTA L. THOMPSON......        10,000            10,000 (2)            0
POTAS FAMILY LIVING TRUST, DATED 8/9/94.....        34,667            34,667 (2)            0
RONALD F. POTAS.............................         2,667             2,667 (2)            0
ROY POTAS FAMILY TRUST, DATED 4/30/90.......        20,000            20,000 (2)            0
STEVE POTAS.................................        20,000            20,000 (2)            0
VIRGIE E. POTAS FAMILY TRUST................        40,000            40,000 (2)            0
JACK AND MAUREEN W. RAFOUL..................       400,000           400,000 (1)(2)         0
BONNIE RAGAN (IRA)..........................       106,667           106,667 (2)            0
LINDA M. RAGAN..............................        13,333            13,333 (2)            0
TANYA RAGAN.................................        13,333            13,333 (2)            0
TODD RAGAN..................................        13,333            13,333 (2)            0
ROGER W. RANFRANZ...........................        13,333            13,333 (2)            0
RAYMOND H. RICE.............................         5,000             5,000 (2)            0
STEPHEN C. ROBERTS..........................       329,000           329,000 (2)(4)         0
GENEVIEVE ROBERTS...........................        10,000            10,000 (2)            0
JACK J. SCHNEIDER...........................        40,000            40,000 (2)            0
DANIEL J. SHRADER...........................       227,432           216,330 (1)(5)    11,102
JOSEPH SHUSTER..............................        60,000            60,000 (1)            0
MARQUETTE TRUST COMPANY, CUSTODIAN
     FBO DONALD L. SODERBERG IRA............       113,600            93,000 (2)       20,600
JOSEPH A. SPELDRICH (IRA)...................        23,000            23,000 (2)            0
ALLAN STRUNC................................        33,334            33,334 (2)            0
TOFTE LAND COMPANY, INC.....................        40,000            40,000 (2)            0
CRAIG W. WENDLAND...........................        20,000            20,000 (2)            0
BRUCE WHITFIELD.............................        10,000            10,000 (2)            0
WOODLAWN FOUNDATION, INC....................        33,334            33,334 (2)            0

______________________

(1) Represents shares issued in connection with a private placement of Common Stock pursuant to a Confidential Private Placement Memorandum dated as of August 19, 1996, as amended.

(2) Represents shares issued in connection with a private placement of Common Stock pursuant to a Confidential Private Placement Memorandum dated as of November 25, 1996, as amended.

(3) Represents 186,330 shares issued or to be issued upon the exercise of warrants originally issued to Maven Securities, Inc. as placement agent in consideration for services rendered in connection with the private placement of shares pursuant to Confidential Private Placement Memorandums dated August 19 and November 25, 1996, each as amended, and the Company's private placement of 1,100,000 shares of Common Stock in July 1997 (the "1997 Private Placement"). Mr. Krosschell is a principal of Maven Securities, Inc.

(4) Represents 329,000 shares issued or to be issued upon the exercise of warrants originally issued to Maven Securities, Inc. as placement agent in consideration for services rendered in connection with the private placement of shares pursuant to Confidential Private Placement Memorandums dated August 19 and November 25, 1996, each as amended. Mr. Roberts is a former principal of Maven Securities, Inc.

(5) Represents 186,330 shares issued or to be issued upon the exercise of warrants originally issued to Maven Securities, Inc. as placement agent in consideration for services rendered in connection with the private placement of shares pursuant to Confidential Private Placement Memorandums dated August 19 and November 25, 1996, each as amended, and the 1997 Private Placement. Mr. Shrader is the President and a principal of Maven Securities, Inc.

(6) Includes 120,000 shares issued in connection with a private purchase of Common Stock by Mr. Margolis in March 1996.

                              PLAN OF DISTRIBUTION

     The Shares will be offered and sold by the Selling Shareholders for their own accounts. The Company will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. The Company has agreed to pay the expenses of registration of the Shares, including legal and accounting fees.

     The Selling Shareholders may offer and sell the Shares from time to time in transactions on the OTC Market, in brokerage transactions at prevailing market prices or in transactions at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, the Company is not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders.

     The Selling Shareholders and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

                                    BUSINESS

GENERAL

     The Company, through its wholly owned subsidiary Global MAINTECH, Inc., designs, develops and markets a computer system, consisting of hardware and software, which monitors mainframe computer operations and consolidates control of large corporate data centers. This system is called the Virtual Command Center and is designed to perform three primary functions: (a) consolidate consoles (computer terminals with access to the internal operation of a computer) into one monitor, a "virtual console" or single point of control; (b) monitor and control the computers connected to the virtual console; and (c) automate most, if not all, of the routine processes performed by computer operators in data centers. The VCC can be operated from a remote location and accepts multiple computer platforms and operating systems. It is an external system that monitors and controls the subject mainframe and other data center computers from a workstation quality RISC computer, which is housed separately from the computers it controls. VCC users are able to reduce staffing levels, consolidate all data center operations and technical support functions to a single location regardless of the physical location of the data center(s) and achieve improved levels of operational control and system availability.

     From January 1, 1995 through June 30, 1997, the Company sold an aggregate of 14 VCC Units to five customers.

     The VCC competes with internal monitoring software, which monitors certain pieces of hardware in the computer in which it is installed, sold by other companies. Sales were estimated to be $3 billion in November 1996. It is believed this market will grow to almost $9 billion by 2000, which would represent a compound annual growth rate of approximately 30%.

     The Company believes the VCC also is well suited for use in enterprise computing applications. Enterprise computing is the term associated with the hardware and software which enables computers that contain different processors to be linked together. The Company has adapted the VCC and coupled it with its own proprietary software to form an enterprise computing management system. The VCC can be used to monitor and control desktops, mid-range servers and mainframes. Sales of all such UNIX-based systems in 1995 were approximately
$19 billion.

     The Company is now engaged solely in the business of manufacturing and selling VCC Units. This line of business generated all of the Company's revenue in 1996 and over 90% of its revenue in 1995.

MERGER BACKGROUND

     Effective January 1, 1995, the Company merged with MAINTECH (the "Merger"), pursuant to the terms of an Agreement and Plan of Merger, dated December 6, 1994 (the "Agreement"), among the Company, Mirror Consolidation Company (a wholly owned subsidiary of the Company ("Merger Subsidiary")) and MAINTECH (formerly MAINTECH Resources, Inc.). Under the terms of the

Agreement, each share of MAINTECH's common stock was converted into 71.75 shares of the Company's common stock. As a result, the Company issued 5,740,000 shares of common stock in exchange for all of the outstanding capital stock of MAINTECH. At the time of the Merger, MAINTECH's business primarily related to IBM mainframe computers, including parts and engineering, brokerage and repair services (the "Mainframe Business"). At such time, MAINTECH also had begun a new line of business engaged in the development of software and the sale of a hardware product that, when sold in combination, was designed to consolidate control and automate the operation of large corporate data centers. This software and hardware evolved into the Company's current product, the VCC Unit. Effective December 31, 1995, the Company sold the Mainframe Business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

Name                     Age       Position
----                     ---       --------

David H. McCaffrey        52       Chief Executive Officer and Director
Robert E. Donaldson       54       President and Director
James Geiser              47       Chief Financial Officer and Secretary

     Mr. McCaffrey has served as the Company's Chief Executive Officer since January 1996, and as a Director of the Company since January 1996. Mr. McCaffrey also has served as MAINTECH's Chief Executive Officer since December 1994. Prior to joining MAINTECH in December 1994, Mr. McCaffrey served as President, Chief Executive Officer and Chief Financial Officer of Rimage Corporation from April 1989 to October 1994. Mr. McCaffrey also served as a director of Rimage Corporation from November 1992 until October 1994.

     Mr. Donaldson has served as the Company's President and as a Director since January 1996. Mr. Donaldson founded MAINTECH in April 1992 and has served as its President since inception. Mr. Donaldson also served as MAINTECH's Chief Executive Officer from April 1992 to December 1994. Prior to founding MAINTECH, Mr. Donaldson served as a Vice President of Meridian Technology Leasing Corp. from 1986 to 1991. Prior to 1986, Mr. Donaldson served in various capacities with Itel Corp. and International Business Machines Corporation.

     Mr. Geiser has served as the Secretary of the Company since September 1993 and Chief Financial Officer of the Company since January 1994. Since 1991,
Mr. Geiser has served as President of G&B Financial Advisory Services, a firm engaged in providing financial consulting services to corporations requiring financial restructuring. From 1989 until January 1992, Mr. Geiser served as Chief Financial Officer and consultant to International Broadcasting Corporation, an owner and operator of family entertainment attractions including the Harlem Globetrotters and Ice Capades touring shows and three regional amusement parks. From 1987 until October 1989, Mr. Geiser was Vice President and Treasurer of Washington Square Capital, Inc., an investment management company and subsidiary of Northwestern National Life Insurance Company. From 1979 until 1987, Mr. Geiser held various positions with Gelco Corporation, including the position of Assistant Treasurer of Gelco Corporation, and Vice President and Treasurer of Gelco Finance Corporation.

     The Board of Directors does not have any standing audit, compensation, stock option or nominating committees. The Board of Directors administers the Company's 1989 Stock Option Plan and approves awards of stock options and restricted stock awards made thereunder.

     The Company at present does not pay any director's fees. The Company may reimburse its outside directors for expenses actually incurred in attending meetings of the Board of Directors.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The consolidated financial statements that accompany this discussion show the operating results of the Company for the fiscal quarters ended June 30, 1996 and 1997, for the six month periods ended June 30, 1996 and 1997 and for the years ended December 31, 1995 and 1996. These results include the operations of MAINTECH, the Company's wholly owned operating subsidiary, which prior to December 1995 had been engaged in the Mainframe Business. In December 1995, the Mainframe Business was sold and the Company discontinued this line of business. The Company now is engaged solely in the business of manufacturing and selling VCC Units.

RESULTS OF OPERATIONS

     Fiscal quarters and six month periods ended June 30, 1996 and 1997

     Sales for the fiscal quarter ended June 30, 1997 were approximately $869,000 compared to sales of continuing operations for the second quarter of 1996 of approximately $558,000. Sales for the first six months of 1997 were approximately $1,575,000 compared to $1,050,000 in the first six months of 1996. The increase in sales for the second quarter of 1997 is primarily due to an increase in product sales of approximately $211,000 and an increase in ongoing licensing fees of approximately $80,000. The increase in sales for the six month period ended June 30, 1997 is primarily due to an approximate $240,000 increase in product sales, an approximate $210,000 increase in ongoing licensing fees and an increase in consulting fees. The gross profit margin percentage in the second quarter of 1997 was approximately 75% compared to approximately 67% in the second quarter of 1996 and approximately 75% for the six month period ended June 30, 1997 compared to approximately 64% in the same period in 1996. The increase in gross profit margin is due primarily to increases in ongoing licensing and consulting fees.

     Selling, general and administrative expenses for the second quarter of 1997 were approximately $381,000 compared to approximately $197,000 for the second quarter of 1996. Selling, general and administrative expenses for the first sixth months of 1997 were approximately $703,000 compared to approximately $309,000 for the same period in 1996. This increase is due in part to increases in salaries and an increase in professional and technical expenses. The salary increase is entirely due to an increase in the number of employees, primarily due to the addition of employees in the areas of sales and sales support. The increase in professional and technical expenses in 1997 is partially due to the settlement in the prior year of old claims from continuing operations at less than the accrued amount and is also due to increases in audit and financial public relations expenses which the Company attributes to higher levels of corporate governance activities.

     Research and development costs in the second quarter of 1997 were approximately $43,000 compared to $92,000 in the second quarter of 1996. For the first six months of 1997, research and development costs were approximately $81,000 compared to $146,000 in the same period in the prior year. These decreases are largely due to changes in salary expenses. The Company reduced its administrative engineering activities and increased its focus on enhancements to existing products, the costs of which are recorded in costs of goods sold.

     Non-operating expenses in both periods under comparison primarily consisted of interest expense. Interest expense increased in the three and six month periods ending June 30, 1997 compared to the same periods in the prior year in spite of decreases in the level of debt in 1997 compared to 1996. This is due to the settlement in 1996 of accrued interest expense at less than the accrued amount. Prior to the issuance on June 19, 1997 of subordinated debt in the amount of $2,000,000, the debt of the Company had declined approximately $200,000 since June 1996.

     Net cash used in operating and discontinued activities for the first six months of 1997 was approximately $592,000. Cash provided from net income, before depreciation and amortization, was approximately $428,000. Cash was used to fund increases in current assets, primarily accounts receivable and inventory, totaling approximately $833,000 and to reduce accounts payable, accrued expenses and deferred revenue totaling approximately $358,000. In the quarter ended March 31, 1996, the Company used cash to fund an increase in accounts receivable and to reduce accounts payable which were partially offset by cash sources such as income and depreciation. In the same period in the prior year, operating activities generated cash of approximately $164,000 which was largely due to net income of $192,410.

     Cash used by investing activities of approximately $748,000 for the first six months of 1997 consists primarily of investments of approximately $425,000 in capitalized computer software development costs, which represent costs incurred after technological feasibility has been established in connection with the development of enhancements to one or more particular software programs.
The Company also incurred costs of approximately $211,000 in connection with the issuance in June 1997 of five-year subordinated notes payable totalling $2,000,000. These costs will be amortized on a straight-line basis over the term of the related debt. In addition, the Company purchased approximately $89,000 of additional machinery and equipment during the first six months of 1997. During the first six months of 1996, the Company invested only $4,000 in equipment.

     Net cash provided by financing activities for the first six months of 1997 was approximately $4,294,000. This is due primarily to the receipt of net proceeds from the issuance of common stock of approximately $2,670,000 in two private placements and the issuance of five-year subordinated notes payable totalling $2,000,000. The private placements of common stock occurred in February 1997 at a per share price of $0.75 and in June 1997 at a per share price of $1.40. Offsetting this increase was a payment of approximately $358,000 to reduce notes payable. In the first six months of 1996, the Company raised approximately $169,000 from the issuance of common stock, which amount was offset by a reduction of notes payable of approximately $252,000, resulting in a net use of cash by financing activities of approximately $83,000.

     Years ended December 31, 1995 and 1996

     Sales for the year ended December 31, 1996 were approximately $2,130,000 compared to sales from continuing operations of approximately $1,174,000 for the year ended December 31, 1995. Sales for the year ended December 31, 1996 reflect business activity generated by the Company's new product, the VCC Unit. VCC Unit sales were approximately $1,820,000 in 1996 compared to approximately $1,174,000 in 1995. Maintenance fees of approximately $206,000 on previously sold systems were generated for the first time during 1996. The remainder of revenue for 1996 of approximately $103,000 was primarily the result of miscellaneous computer parts sales to existing customers. In 1995, revenue of approximately $174,000 was derived from remote facility support, which amount was in addition to VCC Unit sales. This activity has been replaced with VCC support and maintenance fees. The gross margin on sales was approximately 71% in 1996 compared to 70% in 1995. The components of gross margin in the two years are similar and the Company considers the gross margin comparison to be essentially unchanged.

     Selling, general and administrative expenses for the year ended December 31, 1996 were approximately $962,000 compared to approximately $764,000 for the prior year. This increase was primarily due to an increase in salary expense which reflects an increase in the number of employees from six to sixteen. Advertising and travel expense and equipment lease expenses all were higher in 1996 compared to 1995. This reflects increased activities in the business: advertising and travel expense is directly related to increased selling activities, and the increased equipment lease expense is related to the lease of two IBM development computers with a mainframe operating system. Professional and technical expense, depreciation expense, insurance expense and building rent all declined in 1996 compared to 1995. Professional and technical expense decreased due to the settlement or elimination of litigation from prior business activities and reduced professional activities associated with the discontinuance of certain businesses. Depreciation expense declined due to the use of a rapid depreciation rate and the age of equipment. The Company uses a double declining depreciation rate and most of the depreciable equipment reached the end of an average three-year life in 1996. Insurance expense declined because the Company received an unexpected insurance refund and a commensurate reduction in insurance rates during 1996. The reduced building expense is due to the Company's move to a smaller office space in December 1995. This was partially offset by the addition of a small office in Irvine, California in August 1996. Research and development expense in 1996 and 1995 relates to the ongoing maintenance of existing software and consists of salaries and consulting fees for technical expertise. In 1996 this expense was approximately $37,000 higher than in 1995.

     Non-operating expenses for the year ended December 31, 1996 consisted primarily of interest expense, including accrued interest on the Company's convertible subordinated debentures, notes payable to vendors, a bank, and an individual. Total debt outstanding declined 58% or approximately $419,000 (which amount includes $260,000 of debt converted to common stock) from December 31, 1995 to December 31, 1996.

     Net cash provided in operating and discontinued activities for the year ended December 31, 1996 was approximately $56,000 compared to a use of cash of approximately $651,000 for such activities in the year ended December 31, 1995. During the year ended December 31, 1996 cash was provided by net income and deferred revenue. This increase of net cash was substantially offset by a reduction in the Company's accounts payable of approximately $412,000, an increase in accounts receivable of approximately $112,000, and an increase in leased equipment of approximately $107,000.

     During 1996, cash used for investing activities of approximately $579,000 reflects investments of approximately $474,000 in capitalized computer software development costs, which represent costs incurred after technological feasibility has been established in connection with the development of enhancements to one or more particular software programs, and approximately $68,000 of patent costs. The Company also purchased approximately $37,000 of machinery and equipment during 1996. In 1995 the Company generated proceeds from the sale of a building producing net cash of approximately $125,000. Cash received during 1995 from the merger with MAINTECH was approximately $637,000.

     Net cash of approximately $516,000 was provided by financing activities for the year ended December 31, 1996. This is the result of net proceeds from the issuance of common stock of $675,000 (in connection with three separate private placements during the year at per share prices of $0.30, $0.50 and $0.75), offset by a reduction of notes payable of approximately $159,000. Also, common stock valued at a total of $260,000 was issued to converting debtholders during 1996. In the year ended December 31, 1995, cash was used by financing activities partially due to the sale of the Company's building in January 1995, a substantial portion of which was used to repay the mortgage for such building and to reduce other notes payable by the Company. Cash was raised through the sale of common stock in 1995 of approximately $427,000.

LIQUIDITY AND CAPITAL RESOURCES

     Fiscal quarters and six month periods ended June 30, 1996 and 1997

     As of June 30, 1997, the Company had positive working capital of approximately $4,095,000 compared to negative working capital as of December 31, 1996 of approximately $400,000. The working capital position was substantially enhanced during the first six months of 1997 by receipt of net proceeds of approximately $4,670,000 from the issuance of Common Stock and the issuance of five-year subordinated notes payable. The Company used a portion of these proceeds to pay all other outstanding debt, a portion of which had been delinquent as to principal payments.

     During the first six months of 1997, the Company's liquidity and capital resources were substantially improved. As a result of this change, management believes the Company's liquidity and capital resources currently appear adequate to meet the expected needs of the Company's operations. This depends partially on the Company's ability to collect its accounts receivable and to continue to make sales sufficient to realize the full value of its current inventory. Based on the Company's current gross margins, management believes the Company's financial health will continue to improve as additional sales are realized. Accordingly, the Company has continued to purchase additional inventory in anticipation of additional sales. The Company's operating plan for the year ending December 31, 1997 anticipates an increase in sales over the year ended December 31, 1996, with a commensurate increase in net income. As a result, this operating plan projects a significant increase in the liquidity and capital resources of the Company. While management believes in the viability of this operating plan and currently anticipates that such plan will be achieved, there can be no assurances to that effect. To the extent this plan is delayed, the Company will seek the forbearance of its creditors or will seek to raise additional capital; however, there can be no assurance such additional capital can be raised on terms favorable to the Company, or at all.

     Years ended December 31, 1995 and 1996

     As of December 31, 1996, the Company had negative working capital of approximately $400,000 compared to negative working capital of approximately $1,019,000 as of December 31, 1995. The negative working capital as of December 31, 1996 primarily was due to the existence of current notes payable of approximately $212,000 and convertible subordinated debentures of approximately $152,000. As of December 31, 1996, the Company was delinquent in principal payments on $283,000 of this debt.

     During 1996, the Company's liquidity and capital resources were substantially improved compared to 1995.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Common Stock and Preferred Stock, as of September 1, 1997, by (i) each person known to the Company to be the beneficial owner of 5% or more of outstanding Common Stock and Preferred Stock, (ii) each of the Company's directors, (iii) the executive officers named in the Summary Compensation Table above and (iv) the directors and executive officers of the Company as a group.

                              Number of     Percentage of      Number of      Percentage of
                              Shares of       Shares of        Shares of        Shares of
                            Common Stock    Common Stock   Preferred Stock   Preferred Stock
                            Beneficially    Beneficially     Beneficially     Beneficially
 Name and Address (1)         Owned (2)       Owned (2)        Owned (2)        Owned (2)
---------------------      --------------  --------------  ---------------   ----------------

Robert E. Donaldson          3,350,000          18.9%                --             --

David H. McCaffrey           1,640,000           9.2%                --             --

Arthur James Hatch                  --            --             26,667            7.8%
4288 Sanctuary Way
Bonita Springs, FL 33923

Donald Fraser                       --            --             26,667            7.8%
14713 77th Place North
Maple Grove, MN 55369

Dale Ragan                     430,931           2.5%            59,201           17.4%
4204 Country Wood Drive, SE
Rochester, MN  55904  (3)

James Geiser                   240,000           1.4%                --             --

John E. Haugo                   80,000           0.5%                --             --

All officers and directors   5,310,000          28.5%                --             --
as a group (4 persons)

____________________

(1) Unless otherwise indicated, the address of each of the following individuals is 6468 City West Parkway, Eden Prairie, Minnesota 55344.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes generally voting and investment power with respect to securities. Shares of Common Stock or Preferred Stock subject to options or warrants currently exercisable or exercisable within sixty (60) days of the date of determination are deemed outstanding for purposes of computing the percentage of shares beneficially owned by the person holding such options or warrants, but are not deemed to be outstanding for purposes of computing such percentage for any other person. Unless otherwise indicated by footnote, each person or group identified has sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by such person.

(3) Includes 134,264 shares which could be acquired upon the exercise of options and warrants within 60 days of August 1, 1997. Excludes 146,666 shares which are owned by Mr. Ragan's spouse or children; Mr. Ragan disclaims beneficial ownership of these shares.

                             EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation awarded to or earned by the Chief Executive Officer and an employee who earned in excess of $100,000 during the year ended December 31, 1996. No executive officer of the Company earned salary and bonus in excess of $100,000 during the year ended December 31, 1996.

SUMMARY COMPENSATION TABLE

                                                Annual Compensation
                                              -----------------------
           Name and                                         Other
        Principal Position         Year      Salary     Compensation
     ------------------------     ------    --------   --------------
     David H. McCaffrey
     Chief Executive Officer       1996     $ 95,470   $           --

     Steven J. McDowall
     Chief Software Architect      1996     $134,360   $           --

STOCK OPTIONS

     There were no option grants during the year ended December 31, 1996 made to the persons named in the "Summary Compensation Table" above (the "Named Executive Officers").

AGGREGATED OPTION EXERCISES IN 1996 AND YEAR END OPTION VALUES

     The following table provides information concerning stock option exercises and the value of unexercised options at December 31, 1996 for the Named Executive Officers.

                                                            Number of                     Value of
                                                      Securities Underlying              Unexercised
                                                      Unexercised Options at        In-The-Money Options
                                                           Year End (3)            at Year end ($) (2) (3)
                                                      ----------------------     -------------------------
                       Shares           Value
                      Acquired on      Realized       Exercis-    Unexercis-     Exercis-     Unexercis-
    Name              Exercise(#)      ($) (1) (3)     able         able          able          able
------------------    -----------      -----------    --------    ----------     --------     -----------
David H. McCaffrey        840,000      $        --          --       840,000     $     --     $        --
Steven J. McDowall        100,000      $   110,000     200,000            --     $140,000     $        --

_________________

(1) Calculated using the difference between the fair market value of such shares at the time of exercise and the exercise price.

(2) Calculated using the difference between the fair market value of such shares at December 31, 1996 and the exercise price.

(3) The Company believes Mr. McCaffrey's stock options whether exercised or exercisable have no value, based on the low trading volume of the Common Stock and the restricted trading rules applicable to insiders. For instance, Mr. McCaffrey exercised his stock options on December 27, 1996 when the daily volume of shares traded was 6,100. The average daily trading volume in the three months ended December 31, 1996 was approximately 13,200 shares. Accordingly, the Company believes the market price is not indicative of the value of a large volume of shares sold or to be sold by an officer of the Company. Notwithstanding the foregoing, for reporting purposes only, Mr. McCaffrey's option exercise would have realized a value of $924,000 and his unexercisable in-the-money options would have a value of $714,000 as of December 31, 1996.

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock trades on the OTC Market under the symbol "GLBM". Prior to November 12, 1996, the Company's Common Stock traded under the symbol "GBMT". The Company effected a one-for-five reverse split on November 12, 1996 (the "Reverse Stock Split").

     The following are the high and low bid quotations for the Company's Common Stock as reported on the OTC Market during each quarter of the fiscal years ended December 31, 1996 and 1995. These quotations represent prices quoted between dealers as if the Reverse Stock Split had occurred on January 1, 1995, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


                   QUARTERS ENDED MARCH 31 AND JUNE 30, 1997

                                            Common Stock
                     Quarter               Low      High
                    ---------             -----    ------
                    First                 $1.44    $ 2.56
                    Second                 1.50      2.75

                         YEAR ENDED DECEMBER 31, 1996

                                            Common Stock
                     Quarter               Low      High
                    ---------             -----    ------
                    First                 $0.30    $ 0.75
                    Second                 0.40      1.60
                    Third                  0.65      1.30
                    Fourth                 0.90      1.81

                         YEAR ENDED DECEMBER 31, 1995

                                            Common Stock
                     Quarter               Low      High
                    ---------             -----    ------
                    First                 $0.30    $ 0.65
                    Second                 0.25      0.55
                    Third                  0.15      0.40
                    Fourth                 0.29      0.45

     As of August 1, 1997, the Company had approximately 2,970 shareholders of record. The Company has not paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

                         DESCRIPTION OF CAPITAL STOCK

     The Company effected the Reverse Stock Split on November 12, 1996. As a result of the Reverse Stock Split, the aggregate number of authorized shares of the Company's capital stock was reduced from 250,000 to 50,000. As of June 30, 1997, the authorized capital stock of the Company consisted of 49,112,020 shares of Common Stock, no par value, and 887,980 shares of series A convertible preferred stock, no par value (the "Preferred Stock"). As of June 30, 1997, there were 16,613,884 shares of Common Stock outstanding, which were held of record by approximately 2,940 shareholders, and 340,112 shares of undesignated Preferred Stock outstanding, which were held of record by approximately 30 shareholders.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors so that the holders of more than 50% of the aggregate voting power of the outstanding Common Stock and Preferred Stock can elect all directors. See "-- Preferred Stock". Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and in liquidation proceedings. Holders of Common Stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares.

PREFERRED STOCK

     The holders of Preferred Stock are entitled to vote on all matters submitted to a vote of shareholders the number of votes for each share held of record equal to the number of shares of Common Stock into which such share of Preferred Stock is then convertible. There is no cumulative voting for the election of directors so that the holders of more than 50% of the aggregate voting power of the outstanding Common Stock and Preferred Stock can elect all directors. Holders of Preferred Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and in liquidation proceedings. Holders of Preferred Stock have no preemptive or subscription rights and there are no redemption rights with respect to such shares.

     Under Minnesota law and the Company's Amended and Restated Articles of Incorporation, the Board of Directors is authorized, without further shareholder action, to issue preferred stock in one or more classes or series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Accordingly, although it has no current intention of doing so, the Board of Directors of the Company may, with the approval of the holders of a majority of the voting power of the then outstanding Preferred Stock, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power and the dividend and other rights of the holders of Common Stock.

WARRANTS AND OPTIONS

     As of June 30, 1997, the Company had outstanding options to purchase 3,208,663 shares of Common Stock that had been issued to employees, directors and consultants to the Company pursuant to the 1989 Stock Option Plan, as amended, with a weighted average exercise price of $0.55 per share. Such options expire between March 1998 and May 2006. As of June 30, 1997, the Company also had outstanding warrants to purchase a total of 1,853,400 shares of Common Stock that have been granted to third parties outside of the 1989 Stock Option Plan with a weighted average exercise price of $1.69 per share. Such third-party warrants are all currently exercisable and expire on dates ranging from January 2000 to June 2004. All agreements embodying such outstanding third-party warrants and options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in the corporate structure of the Company.

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT

     Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such a takeover is not in the best interests of the Company and its shareholders.

However, these provisions could have the effect of discouraging certain attempts to acquire the Company, which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

     Section 302A.671 of the Minnesota Business Corporation Act (the "MBCA") provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the disinterested shareholders of the Company, the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquiror of an information statement describing, among other things, the acquiror and any plans of the acquiror to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquiror. If any acquiror does not submit an information statement to the Company within ten days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquiror at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

     Section 302A.673 of the MBCA restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar with respect to the Common Stock is Norwest Bank, Minnesota, N.A.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Articles of Incorporation and the statutes of the State of Minnesota require the Company to indemnify any director, officer, employee or agent who was or is a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, against certain liabilities and expenses incurred in connection with the action, suit or proceeding, except where such persons have not acted in good faith or did not reasonably believe that the conduct was in the best interests of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                             CERTAIN TRANSACTIONS

     On December 16, 1996, pursuant to the advice of the Company's financial advisor, Bob Donaldson, David McCaffrey and Jim Geiser exercised certain stock options to purchase 730,000, 840,000 and 240,000 shares of Common Stock, respectively. Messrs. Donaldson, McCaffrey and Geiser paid their respective exercise prices totalling $109,000, $126,000 and $59,000 in the form of personal promissory notes payable to the Company. Each of these promissory notes bears an interest rate of 5.75% per annum and will be repaid no later than the termination date of the option to which the note related. Bob Donaldson is a director of the Company. David McCaffrey is a director of the Company and its Chief Executive Officer. Jim Geiser is the Company's Chief Financial Officer and Secretary.

     On June 15, 1994, Paul F. Burger, Mr.Donaldson's brother-in-law, loaned $250,000 to MAINTECH pursuant to the terms of a demand promissory note. The promissory note required MAINTECH to repay the loan within 180 days of any demand by Mr.Burger. The promissory note bore an interest rate of 13% per annum and required monthly interest payments. In connection with the loan, MAINTECH, granted a security interest in its parts inventory to Mr. Burger. On December 28, 1996, Mr. Burger agreed to cancel the June 15, 1994 promissory note. In return, he received $50,000 cash, a new $100,000 unsecured promissory note and 334,000 shares of Common Stock. The new promissory note dated December 31, 1995 was payable in 12 monthly installments and bore an interest rate of 13% per annum. This note was paid in full in January 1997.

     Effective December 31, 1995, the Company sold its brokerage line of business for $123,000 to Norcom Resources, Inc., a privately held corporation whose sole shareholder is Michael Erickson, a former officer and a current shareholder of the Company. This sale resulted in a loss on disposal of $420,630. Due to the uncertainty of collection, the Company treated payments under this sale as income when received. The sales proceeds were secured by up to 416,000 shares of the Company's Common Stock held by Mr. Erickson. In connection with the sale, the Company removed this former officer as personal guarantor from a certain note payable in the principal amount of $190,000. In March 1997, Norcom Resources paid the Company in full the amount of $70,000 pursuant to notes payable issued to the Company as part of the sale of the brokerage line of business. The Company will record the collection on these notes payable as income from discontinued operations in 1997.

     Management of the Company believes that the terms of the transactions described above were no less favorable to the Company than would have been obtained from an unaffiliated third party. Any future material transactions and loans with officers, directors or 5% beneficial shareholders of the Company's Common Stock, or affiliates of such persons, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the outside members of the Company's Board of Directors who do not have an interest in the transactions.

     The Company has agreed with Minnesota Department of Commerce that so long as the Shares are registered in the State of Minnesota, or one year from the date of this Prospectus, whichever is longer, the Company will not make loans to its officers, directors, employees, or principal shareholders, except for loans made in the ordinary course of business, such as travel advances, expense account advances, relocation advances, or reasonable salary advances and except that officers and employees may in the future pay the exercise price of options by delivering promissory notes to the Company, as provided in Section 6(c) of the 1989 Stock Option Plan of the Company; provided that each such note has a maturity date not later than 90 days after the termination date of the option to which the note relates.



                              RECENT DEVELOPMENTS

     The historical financial statements appearing elsewhere in this Prospectus do not reflect certain sales of securities by the Company that occurred in July of 1997. On June 6, 1997, the Company offered for purchase up to 1,100,000 shares of the Company's Common Stock at $1.40 per share, as adjusted for the Reverse Stock Split. All 1,100,000 shares were sold pursuant to this offering in July 1997. The proceeds from such sale were used by the Company to repay approximately $250,000 of short-term debt and the remainder of such proceeds will be used to fund research and development expenses and the Company's future working capital needs.

                             CHANGE IN ACCOUNTANTS

     On March 17, 1995, the Board of Directors retained KPMG Peat Marwick LLP as independent auditors for the Company for the fiscal year ended December 31, 1995, thereby replacing McGladrey & Pullen LLP as the Company's independent auditors. The reports of McGladrey & Pullen LLP regarding the Company's financial statements for fiscal years 1994 and 1993 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles. During the same period, McGladrey & Pullen LLP's reports on the Company's financial statements were modified to include an uncertainty regarding substantial doubt about the Company's ability to continue as a going concern. The Company and McGladrey & Pullen LLP have not had any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the Company's two most recent fiscal years or during any subsequent interim period.

                               LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                            DESCRIPTION OF PROPERTY

     The Company conducts its business in a 3,100 square foot office at 6468 City West Parkway, Eden Prairie, Minnesota 55344. The lease for this facility provides for monthly payments through July 31, 1998 without extension or renewal. In August 1996 the Company entered into an office lease with 1,545 square feet at 17310 Redhill Avenue, Suite 115, Irvine, CA 92714. This lease provides for monthly payments through July 30, 1998 and is used as a sales and technical development office. The Company is responsible for utilities, insurance and other operating expenses at both locations.

                                    EXPERTS

     The financial statements of Global MAINTECH Corporation as of December 31, 1996 and 1995 and for each of the years in the two-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the December 31, 1996 financial statements contains an explanatory paragraph that states that the entity's working capital deficit and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon for the Company by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information concerning the Company at the site located at http://www.sec.gov. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act, and to which reference is hereby made.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996..........................  F-3
Consolidated Statements of Operations for the Years Ended December 31, 1995 and 1996..  F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1995 and 1996......................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995 and 1996..  F-8
Notes to Consolidated Financial Statements............................................  F-9
Unaudited Consolidated Balance Sheet as of June 30, 1997.............................. F-17
Unaudited Consolidated Statements of Operations
  for the Three Months Ended June 30, 1996 and 1997................................... F-19
Unaudited Consolidated Statements of Cash Flows
  for the Three Months Ended June 30, 1996 and 1997................................... F-20
Notes to Unaudited Financial Statements............................................... F-21

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Global MAINTECH Corporation

     We have audited the accompanying consolidated balance sheets of Global MAINTECH Corporation and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global MAINTECH Corporation and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Global MAINTECH Corporation will continue as a going concern. As discussed in note 3, the Company's 1996 working capital deficit and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 14, 1997

                          GLOBAL MAINTECH CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                    ASSETS

                                                 December 31,     December 31,
                                                     1995             1996
                                                --------------   --------------
CURRENT ASSETS
Cash and cash equivalents                        $      39,364         $ 32,890
Accounts receivable, less allowance
 for doubtful accounts of $15,000                      321,052          451,599
Other receivables                                       40,218           21,519
Inventory                                              186,812          217,943
Prepaid expenses and other                              21,004           26,706
                                                --------------   --------------

 Total current assets                                  608,450          750,657

Property and equipment, net                             16,300           31,221
Leased equipment, net (note 9)                              --           82,377
Patent costs, net (note 1)                                  --           61,779
Software development costs, net (note 1)                    --          425,519
                                                --------------   --------------

  TOTAL ASSETS                                        $624,750       $1,351,553
                                                ==============   ==============

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                      December 31,      December 31,
                                                          1995              1996
                                                      --------------   --------------
CURRENT LIABILITIES
Accounts payable                                      $      808,430   $      396,004
Current portion of notes payable (note 6)                    479,038          211,613
Convertible subordinated debentures (note 5)                 261,750          151,750
Accrued liabilities:
 Compensation and payroll taxes                               33,810           79,655
 Interest (notes 5 and 6)                                     38,070           13,960
 Other                                                         6,430           38,325
Deferred revenue                                                  --          259,747
                                                      --------------   --------------

  Total current liabilities                                1,627,528        1,151,054
                                                      --------------   --------------

 Notes payable, less current portion (note 6)                 58,000           16,600
                                                       -------------   --------------

   Total liabilities                                       1,685,528        1,167,654


STOCKHOLDERS' EQUITY (DEFICIT)
Voting, convertible preferred stock - Series A,
 convertible into one common share for each
 preferred share, no par value; 887,980 shares
 authorized; 865,207 in 1995 and 700,667 shares
 in 1996 issued and outstanding; total liquidation
 preference of outstanding shares-$1,314,000                 405,770          328,601
Common stock, no par value; 49,112,020 shares
 authorized; 10,487,695 in 1995 and 13,260,533
 shares in 1996 issued and outstanding                            --               --
Additional paid-in capital                                   906,658        2,243,438
Notes receivable-officers                                         --         (324,500)
Accumulated deficit                                       (2,373,206)      (2,063,640)
                                                      --------------   --------------

  Total stockholders' equity (deficit)                    (1,060,778)         183,899
                                                      --------------   --------------


Commitments and contingencies (notes 4 and 9)
                                                      $      624,750   $    1,351,553
                                                      ==============   ==============

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     Years Ended
                                                     December 31,
                                              -------------------------
                                                 1995          1996
                                             ------------  ------------
Net sales                                    $ 1,173,744   $ 2,129,503
Cost of sales                                    350,585       625,467
                                             -----------   -----------
  Gross Profit                                   823,159     1,504,036

Operating expenses:
 Selling, general and administrative             763,807       962,398
 Research and development                        113,234       150,273
                                             -----------   -----------
  Income (loss) from operations                  (53,882)      391,365

Other income (expense):
 Interest expense                               (134,453)      (60,745)
 Interest income                                   7,309            --
 Other                                            (7,770)       (2,554)
                                             -----------   -----------
  Total other expense, net                      (134,914)      (63,299)
                                             -----------   -----------
  Income (loss) from continuing
   operations before income taxes               (188,796)      328,066
 Provision for income taxes                        5,850        18,500
                                             -----------   -----------
  Income (loss) from continuing
   operations                                   (194,646)      309,566
                                             -----------   -----------
Discontinued operations (note 4):
 Income from operations                         (174,578)           --
 Loss on disposal                               (420,630)           --
                                             -----------   -----------
  Loss from discontinued operations             (595,208)           --
                                             -----------   -----------

   Net income (loss)                         $  (789,854)  $   309,566
                                             ===========   ===========


Net earnings (loss) per common and common
 equivalent share (notes 2, 4 and 7):
  Continuing operations                      $    (0.019)  $     0.022
  Discontinued operations                         (0.059)           --
                                             -----------   -----------
   Net earnings (loss)                       $    (0.078)  $     0.022
                                             ===========   ===========

Weighted average number of common and
 common equivalent shares outstanding         10,128,098    14,268,610
                                             ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                   Preferred stock                Common stock
                                            -----------------------------  --------------------------
                                                  Shares     Amount            Shares      Amount
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            --   $     --         80,000            $ 800
 Net loss                                               --         --             --               --
 Stockholder debt forgiveness (note 10)                 --         --             --               --
 Subsidiary common stock retired in
  connection with merger (note 2)                       --         --        (80,000)            (800)
 Common stock issued in connection
  with merger (note 2)                                  --         --      9,070,361               --
 Common stock issued (note 7)                           --         --      1,558,000               --
 Stock subscriptions receivable (note 7)                --         --       (163,333)              --
 Stock issue costs (note 7)                             --         --             --               --
 Preferred stock related to merger (note 2)        887,874    416,400             --               --
 Converted preferred shares (note 7)               (22,667)   (10,630)        22,667               --
-----------------------------------------------------------------------------------------------------

Balance at December 31, 1995                       865,207    405,770     10,487,695               --
 Net income                                             --         --             --               --
 Common stock issued (note 7)                           --         --      1,609,965               --
 Stock issue costs (note 7)                             --         --             --               --
 Voluntary stock reduction (note 7)                     --         --     (1,340,000)              --
 Conversion of notes payable (note 7)                   --         --        200,000               --
 Conversion of subordinated debentures (note 7)         --         --        168,333               --
 Common stock options and warrants exercised
  (note 7)                                              --         --      1,970,000               --
 Exercise officer stock options (note 7)                --         --             --               --
 Converted preferred shares (note 7)              (164,540)   (77,169)       164,540               --
-----------------------------------------------------------------------------------------------------

Balance at December 31, 1996                       700,667   $328,601     13,260,533   $           --
=====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (CONTINUED FROM PREVIOUS PAGE)

                                                  Additional      Notes
                                                   paid-in     Receivable-      Accumulated
                                                   capital      Officers          deficit         Total
----------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                      $   79,200   $         --     $(1,583,352)  $(1,503,352)
 Net loss                                                 --             --        (789,854)     (789,854)
 Stockholder debt forgiveness (note 7)               400,000             --              --       400,000
 Subsidiary common stock retired in
  connection with merger (note 2)                         --             --              --          (800)
 Common stock issued in connection
  with merger (note 2)                                21,471             --              --        21,471
 Common stock issued (note 7)                        456,200             --              --       456,200
 Stock subscriptions receivable (note 7)             (47,000)            --              --       (47,000)
 Stock issue costs (note 7)                          (13,843)            --              --       (13,843)
 Preferred stock related to merger (note 2)               --             --              --       416,400
 Converted preferred shares (note 7)                  10,630             --              --            --
----------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                         906,658             --      (2,373,206)   (1,060,778)
 Net income                                               --             --         309,566       309,566
 Common stock issued (note 7)                        777,545             --              --       777,545
 Stock issue costs (note 7)                         (119,434)            --              --      (119,434)
 Voluntary stock reduction (note 7)                       --             --              --            --
 Conversion of notes payable (note 7)                150,000             --              --       150,000
 Conversion of subordinated debentures (note7)       110,000             --              --       110,000
 Common stock options and warrants exercised
  (note 7)                                           341,500             --              --       341,500
 Exercise officer stock options (note 7)                  --       (324,500)             --      (324,500)
 Converted preferred shares (note 7)                  77,169                             --            --
----------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                      $2,243,438   $   (324,500)    $(2,063,640)  $   183,899
==========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Years Ended
                                                             December 31,
                                                      -------------------------
                                                         1995          1996
                                                      -----------  ------------
Cash flows from operating activities:
 Net income (loss)                                     $ (789,854)  $ 309,566
 Adjustments to reconcile net income (loss)
  to net cash provided (used) in operating activities:
   Depreciation and amortization                           76,253     101,215
   Loss on disposal of discontinued operations            420,630          --

   Changes in operating assets and liabilities:
     (Increase) decrease in accounts
      and other receivables                              (109,741)   (111,848)
     (Increase) decrease in inventory                     (33,830)    (31,131)
     Increase in leased equipment                              --    (107,140)
     (Increase) decrease in prepaid expenses                1,453      (5,702)
     Decrease in accounts payable                         (48,970)   (412,426)
     Increase (decrease) in accrued expenses              (39,739)     53,630
     Increase (decrease) in deferred revenue             (148,000)    259,747
     Increase in other                                     20,467          --
                                                       ----------   ---------

 Cash provided (used) by operating and
  discontinued activities                                (651,331)     55,911
                                                       ----------   ---------
Cash flows from investing activities:
 Proceeds (payment) from sale (purchase) of
  property and equipment                                  764,454     (37,173)
 Investment in patent costs                                    --     (67,779)
 Investment in software development costs                      --    (473,719)
 Net cash received in merger                              637,071          --
                                                       ----------   ---------
  Cash provided (used) by investing
   activities                                           1,401,525    (578,671)
                                                       ----------   ---------
Cash flows from financing activities:
 Net proceeds from issuance of common stock               426,658     675,111
 Decrease in short-term notes payable                    (109,266)   (117,425)
 Principal payments on mortgage note payable             (620,000)         --
 Decrease in long-term notes payable                     (432,531)    (41,400)
                                                       ----------   ---------
  Cash provided (used) by
   financing activities                                  (735,139)    516,286
                                                       ----------   ---------
     Net increase (decrease) in cash                       15,055      (6,474)

Cash and cash equivalents at beginning
 of year                                                   24,309      39,364
                                                       ----------   ---------

Cash and cash equivalents at end of year               $   39,364   $  32,890
                                                       =========-   =========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
      Interest                                         $  125,517   $  62,686
      Taxes                                                 8,126          --

Supplemental disclosure of noncash investing and financing activities:
 During 1996, $260,000 of notes payable and convertible subordinated debentures were converted to common stock.

The accompanying notes are an integral part of these consolidated financial statements.

                         GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

NOTE 1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: At the Company's annual shareholders meeting on May 15, 1995, the shareholders approved, among other things, the change of its name to Global MAINTECH Corporation from Mirror Technologies, Incorporated.

Global MAINTECH, Inc. ("MAINTECH") is the operating entity resulting from the merger between MAINTECH and Mirror Technologies, Incorporated ("Mirror") effective January 1, 1995 (see note 2). In late 1994, the Company became the exclusive distributor, outside of Japan, of the monitoring system of Circle Corporation of Japan. In 1995, the Company adapted this monitoring system which is oriented to single-unit users and to simple functions, to meet the more complex requirements of the U. S. market. While the Company continues to buy some hardware and software from Circle Corporation, the Company has added significant architecture, compiling and source code. The updated system provides enhanced operational control over computer hardware and software. In 1995, the Company made its first three installations of this system, now called the Virtual Command Center or VCC, in the data centers of a large industrial and financial company. In 1996 the Company sold an additional seven systems and added two additional customers.

Principles of consolidation: As a result of the merger described in note 2, the consolidated financial statements represent the historical financial information of MAINTECH and include the accounts of Mirror since the date of the merger.
All significant intercompany accounts and transaction have been eliminated in consolidation.

Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventory: Inventory is stated on a first in, first out (FIFO) basis at the lower of cost or market (net realizable value).

Property and equipment: Property and equipment is recorded at cost. Depreciation is provided for principally using the double declining method, based on the estimated useful lives of the respective assets which generally have lives of three years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful service lives.

Revenue recognition: Revenue is recognized upon the latter of shipment or final acceptance. Deferred revenue is recorded when the Company receives customer payments before shipment or acceptance. The Company sells maintenance agreements which require minor updates of software to be delivered to the customers free of charge. New versions of the Company's software representing a major upgrade are not a part of the maintenance agreements. The Company expenses the costs of minor updates to its software as incurred.

Patents: Patents are stated at cost and are amortized over three years using the straight-line method.

Capitalized Software Development Costs: Under the criteria set forth in SFAS No.86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life, and changes in software and hardware technology.

In 1996, upon attaining technological feasibility of certain software products and enhancements, the Company capitalized subsequent software development costs. Software development costs capitalized will be amortized utilizing the straight-line method over the estimated economic life of the software not to exceed three years. Under SFAS No.86, amortization of capitalized software costs commences upon the general release of the software which occurred in fourth quarter 1996. Amortization of $48,200 of software development costs was recorded in 1996.

                         GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

Research and development: Research and development costs are expensed as incurred.

Stock Based Compensation: The Company has adopted the disclosure requirements under Statement of Financial Accounting Standards No.123 (SFAS No.123), Accounting and Disclosure of Stock-Based Compensation. As permitted under SFAS No.123, the Company applies Accounting Principles Board Opinion No.25 (APB No.25), Accounting for Stock Issued to Employees and related interpretations in accounting for is plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans.

Reverse Stock Split: The Company effected a reverse stock split of 1 share of the Company's Common Stock or Series A Preferred Stock for each 5 shares of the Company's Common or Preferred Stock, as appropriate, on November12, 1996. As a result, the aggregate number of authorized shares of the Company was reduced from 250,000,000 to 50,000,000 shares. Excluding the Preferred Stock, the aggregate number of authorized shares is now 49,112,020. The effect of the stock split has been retroactively reflected in the accompanying consolidated financial statements and notes thereto.

The reverse stock split does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Company's capital stock.

Net income (loss) per share: The net income (loss) per common share and common share equivalents is computed by dividing net income (loss) by the weighted average number of shares and dilutive common share equivalents outstanding during each period. Common equivalents result from dilutive stock options and warrants computed using the treasury stock method. Common equivalent shares are excluded for 1995 because of their anti-dilutive effect.

Income taxes: Deferred taxes are provided on a liability method for temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair value of instruments: All financial instruments are carried at amounts that approximate estimated fair values.

Use of estimates: Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

NOTE 2.  MERGER TRANSACTION

Effective January 1, 1995, Mirror merged with MAINTECH, a Minnesota corporation (the "Merger"), pursuant to the terms of an Agreement and Plan of Merger, dated December 6, 1994, as amended (the "Agreement"). Under the terms of the Agreement, each share of MAINTECH's common stock was converted into 71.75 (post-reverse stock split) shares of Mirror's common stock. As a result, Mirror issued 5,740,000 shares of common stock in exchange for all of the outstanding capital stock of MAINTECH.

In connection with the Merger, outstanding options of MAINTECH to purchase 68,214 shares of MAINTECH's common stock converted into the right to purchase approximately 4,894,401 shares of Mirror's common stock at an exercise price of $0.15 per share. Stock for the purchase of options covering 4,840,000 shares of Mirror's common stock will vest on June 1, 1999, or earlier, subject to the merged business (the "Company") attaining certain earnings levels. Subsequent to December 1995, options to purchase approximately 740,000 shares were canceled due to the departure of an officer of the Company.

As a result of this Merger and prior to the dilution of subsequent issues of common stock, the former shareholders of MAINTECH held unregistered stock comprising approximately 58 percent of the

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

common stock and common stock equivalents of the Company and if the options to purchase common stock are exercised, these shareholders will hold approximately 70 percent of the outstanding shares of the Company. The Merger resulted in the former shareholders of MAINTECH having majority common stock ownership and majority board of directors representation in the surviving entity. Accordingly, for financial statement purposes, the transaction has been accounted for as if MAINTECH acquired Mirror. This transaction was accounted for as a reverse acquisition but Mirror remained as the surviving legal entity. The Merger was accounted for as a purchase of the net assets of Mirror by MAINTECH. Mirror assets consisted principally of cash with book value approximating fair value.

During 1996, certain shareholders of MAINTECH voluntarily forfeited 1,340,000 shares of common stock pursuant to an agreement related to the November 1, 1995 Private Placement Memorandum. As a result the percentage currently held by these particular stockholders is approximately 43 percent. Two of the officers of MAINTECH were elected to the Board of Directors of the Company subsequent to the consummation of the Merger.

NOTE 3.  GOING CONCERN

As of December 31, 1996 the Company had negative working capital of approximately $400,000 and was substantially current with its accounts payable. However, it was delinquent in principal payments under all but one debt facility. In January 1997, the Company brought all accounts payable to current status and cured its delinquent principal payment status under all but the subordinated convertible debt outstanding.

As of December 31, 1995, the Company had negative working capital of approximately $1,019,000. Due to cash flow constraints the Company was delinquent under each of the contractual liabilities in notes 5 and 6 at December 31, 1995 and was slow to pay certain of its accounts payable. And the Company's assets were insufficient to satisfy the existing debts as they became due.

During 1996, the Company raised additional capital through the issuance of common stock in the approximate amount, net of expenses, of $675,000. The new capital was raised, in part, to offset net losses from operations and pay its remaining debt obligations from prior years. The Company believes increased sales of its VCC product will provide additional operating capital to satisfy some of these requirements. There can be no assurance that either sufficient sales increases will occur or that, if sales are insufficient, the Company will be able to raise additional capital. If the Company is not successful in one or both of these areas, the affect on the business would be material and adverse. During 1996 and 1995, the Company borrowed from time to time against its accounts receivable from its principal bank and may continue to do so in the future. As of December 31, 1996, the Company had no debt outstanding from its principal bank.

The timing of any new sales of VCC units and, in the absence of sufficient sales, the Company's ability to raise additional capital is uncertain. While the Company believes in the viability of its operating plan and currently anticipates that its operating plan will be achieved, there can be no assurances to that effect. To the extent this plan is delayed, the Company will seek the continued forbearance of its lenders.

NOTE 4.  DISCONTINUED OPERATIONS, SALE AND BASIS OF ACCOUNTING

During the fourth quarter of 1995, the Company's Board of Directors made the decision to discontinue that portion of the operations which brokers and sells parts for IBM mainframe computers ("Brokerage") due to poor financial performance. In addition, the prospects for future profitability were poor.

Effective December 31, 1995 the Company sold the Brokerage inventory and certain selected liabilities for a total of $123,000 to Norcom Resources, Inc., a privately held corporation whose sole shareholder is a former officer and a major shareholder of the Company. This sale resulted in a loss on disposal of $420,630. Due to the uncertainty of collection, the Company will treat payments under this sale as income when received. The sales proceeds are secured by approximately 416,000 shares of the Company's common stock held by this former officer. In conjunction with the sale, the Company negotiated to remove this former officer as personal guarantor from a certain note payable in the

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

amount of $190,000 (as of December 31, 1995) in April 1996. In March 1997 the Company collected $70,000 as payment on a note receivable related to the sale of Brokerage inventory. Previously, the Company had treated this note receivable as uncollectible. As a result, during the first fiscal quarter 1997, the Company will record a recovery related to this discontinued business.

Selected financial information for the discontinued operations for the year ended December 31, 1995, is as follows:

                                                     Year Ended
                                                    December 31,
                                                        1995
                                                    ------------

     Revenue                                         $6,138,316
     Cost of sales                                    5,590,976
                                                    ------------
     Gross Profit                                       547,340

     Operating expenses                                 721,918

                                                     -----------
     Operating loss from discontinued operations     $ (174,578)
                                                     ===========

NOTE 5.  CONVERTIBLE SUBORDINATED DEBENTURES

The Company's 11 percent convertible subordinated debentures were due July 1, 1996, with interest due semiannually, and prior to maturity were redeemable by the Company or convertible at the option of the holder into 41,880 common shares at a price per share of $6.25. During the year, debentures valued at $110,000 converted to equity pursuant to conversion terms other than the original $6.25 per share. Since maturity on July 1, 1996, the Company has paid interest monthly on the overdue and unconverted principal. In February 1997, the Company paid one-third of the principal outstanding pro rata to all debentureholders along with the monthly interest payment calculated at 11% per year. Expenses associated with the original issuance of the unconverted debentures were fully amortized as of July 1, 1996.

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

NOTE 6.  NOTES PAYABLE

Notes payable at December 31, 1995 and 1996 are comprised of the following:

                                                  1995                             1996
                                        ------------------------      ----------------------------
                                                      Interest                         Interest
                                            Amount      rate             Amount          rate
                                        -----------   ----------      -----------  ---------------

     Notes payable to First Bank,
      due in quarterly installments
      of $25,000 through December 31,
      1996 and $16,600 through
      March31, 1997                       $ 174,750      10.50%         $  83,000      10.25%

     Note payable to related party,
      due in monthly installments
      beginning January 1, 1995             100,000      13.00%            16,667      13.00%

     Note payable to vendor, due in
      monthly installments of $9,447
      through April 25, 1997, at
      which date the remaining
      balance is due                        190,246      13.50%           108,532      16.50%

     Note payable to officer                     --         --             15,000      18.00%
     Note payable to vendor due in
      quarterly installments of
      $19,000 plus interest until paid       72,042       6.00%             5,014       6.00%
                                        -----------                   -----------
                                            537,038                       228,213

     Less current portion                  (479,038)                     (211,613)
                                        -----------                   -----------

                                          $  58,000                     $  16,600
                                        ===========                   ===========

The interest rate on the note payable to First Bank is based on the prime rate plus 2%.

The Company was technically in default pursuant to the terms of the notes payable of $108,532, $16,667 and $5,014. The default conditions in notes payable were cured by the Company in January 1997. Two notes payable ($108,532 and $16,667) are guaranteed by one of the officers of the Company.

The long term portion of the notes payable is due in 1997.

NOTE 7.  STOCKHOLDERS' EQUITY

Common stock warrants: The Company has or, subsequent to year end, will issue warrants in conjunction with common stock issued pursuant to the Private Placement Memorandum dated November25, 1996. These warrants are exercisable at $0.75 per share and expire on February 28, 2002. During the year the Company also issued warrants pursuant to Private Placement Memoranda in November 1995 and August 1996 exercisable at $0.36 and $0.50 per share, respectively and expiring on or before November 30, 2001. As of December 31, 1996, the Company had approximately 214,000 warrants to purchase common stock outstanding which are exercisable at per share prices between $0.36 and $0.75 and expiring on or before the year 2002. Subsequent to December 31, 1996, the Company issued additional warrants to purchase an approximate 1,100,000 common shares exercisable at per share prices of $0.75 to $3.00 and expiring on or before February 28, 2002.

Common stock options: The Company's stock option plan ("Plan"), provides for granting to the Company's employees, directors and consultants, qualified incentive and nonqualified options to

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

purchase common shares of stock. The Plan was amended during 1995 to increase the number of aggregate options which can be issued to 10,000,000 shares of common stock. Qualified incentive options must be granted with exercise prices equal to the fair market value of the stock at the date of grant. Nonqualified options must be granted with exercise prices equal to at least 85% percent of the fair market value of the stock at the date of grant.

The Company applies APB No.25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. As a result no compensation expense has been recognized for stock-based compensation plans.
Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No.123, Accounting and Disclosure of Stock-Based Compensation, the Company's net income and earnings per share would have been reduced by an immaterial amount in both 1995 and 1996. The Company made this calculation using the Black-Scholes option pricing model with the following assumptions: volatility of 224%, risk-free interest rate of 5.75%, and an expected life of 5 years.

This pro forma effect does not include the compensation cost of stock options currently issued but which do not vest until future years nor does it include the compensation cost of stock options issued prior to 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No.123 is not reflected in the pro forma net income amounts presented above.

Information with respect to stock options under the plan are summarized as follows:

                                         Incentive Stock Options       Nonqualified Options
                                        ------------------------    ----------------------------
                                                        Weighted                       Weighted
                                                         average                       average
                                                        exercise                       exercise
                                            Shares        price       Shares            price
                                        -------------   --------    -----------        ---------
Total outstanding at December 31, 1995      4,232,000   $   0.35         83,000        $    5.87
  Granted                                     941,000   $   0.59             --        $      --
  Canceled                                   (620,000)  $   0.30             --        $      --
  Exercised                                (1,938,000)  $   0.17             --        $      --
                                        -------------   --------    -----------        ---------
Total outstanding at December 31, 1996      2,615,000   $   0.49         83,000         $   5.87
                                        =============   ========    ===========        =========

Options for 1,719,000 shares of common stock were exercisable at a weighted average exercise price of $0.17 as of December 31, 1996.

Common stock issued: In 1996 the Company issued a combined total amount of common stock of approximately 3,948,000 shares. These shares were issued as a result of the following activities: due to three separate Private Placement Memoranda ("PPM"); due to the conversion of debt; and due to the exercise of qualified stock options and warrants. The stock issued pursuant to the PPMs was partially offset by a voluntary stock reduction by certain officers of the Company in the amount of 1,340,000 shares. In addition, 164,540 shares (and 22,667 shares in 1995) of common stock were issued to holders of preferred stock series A on a one-for-one exchange conversion in accordance with terms of the preferred stock.

Specifically, the Company issued 590,000 shares of common stock at $0.30 per share pursuant to the PPM dated November 1995 in addition to 1,395,000 shares in 1995; 700,000 shares of common stock at $0.50 per share under the PPM dated August 1996; and 653,000 shares of common stock at $0.75 per share under a PPM dated November 1996. Included in these private placement issues is the conversion into common stock of notes payable and certain convertible subordinated debentures. Another 35,000 shares of common stock were issued to subordinated debentureholders who accepted a conversion offer from the Company at $1.00 per share. In addition, 1,938,000 shares of common stock were issued due to the exercise of qualified stock options pursuant to notes receivable issued by certain officers and employees of the Company and 32,000 shares of common stock were issued to a converting warrantholder. In

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

January 1996 two current and one former officer of the Company voluntarily reduced their common stock holdings in the amount of 1,340,000 shares of common stock in consideration for the shares issued pursuant to the PPM dated November1, 1995. Stock issue costs were $13,843 and $119,434 in 1995 and 1996, respectively.

Prior to the merger on January 1, 1995 described in note 2, Company issued two subordinated notes of $200,000 each for cash received individually from the president of Company, and an executive vice president of Company. During 1996, the executive vice president left the employ of the Company in connection with the purchase of the Brokerage inventory by Norcom Resources, Inc. During the year ended December 31, 1995 the $400,000 balance due was forgiven by these two individuals for no additional consideration. Accordingly, the Company reflected the debt forgiveness as an addition to paid-in capital in the Consolidated Statements of Stockholders' Equity (Deficit) for the year ended December 31, 1995.

In 1997 the Company issued an additional 1,632,801 shares of common stock at $0.75 per share and realized proceeds net of stock issue costs of approximately $1.1 million. These shares were issued pursuant to a Private Placement Memorandum dated November25, 1996 and terminating February 28, 1997, as amended.

NOTE 8.  INCOME TAXES

At December 31, 1996, the Company had a net operating loss carryforward of approximately $9.2 million. As a result of the January 1, 1995 ownership change as described in note 2 and prior ownership changes, approximately $8.7million of the net operating loss carryforward will be subject to an annual limitation as defined by Section 382 of the Internal Revenue Code. The annual limitation for losses incurred prior to January 1, 1995 is approximately $200,000. Due to this limitation, approximately $5.2 million of the net operating loss will expire prior to utilization. In addition, the utilization of these losses may be further limited by application of the separate return limitation year rules. Subsequent and future equity transactions could further limit the net operating losses available in any one year.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1995 and 1996 are shown as follows:

                                            Year Ended    Year Ended
                                           December 31,   December 31,
                                               1995          1996
                                           ------------  -------------
     Deferred tax assets
     Allowance for doubtful accounts       $     5,000   $     5,000
     Net operating loss carryforward         1,440,000     1,454,000
                                           ------------  -------------
       Subtotal                              1,445,000     1,459,000

     Less valuation allowance for
      deferred tax asset                    (1,445,000)   (1,306,000)
                                           ------------  -------------
                                                     0       153,000

     Deferred tax liabilities                        0      (153,000)
                                           ------------  -------------
       Net deferred tax assets             $         0   $         0
                                           ============  =============

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 1996

The provision for income taxes consists of the following for the years ended December 31, 1995 and 1996:

                                     Year Ended    Year Ended
                                     December 31,   December 31,
                                        1995          1996
                                    ------------  --------------
     Current Federal                 $    41,750   $     9,500
     Current State                       (35,900)        9,000
                                     ------------ --------------
       Total                               5,850        18,500
     Deferred                                 --            --
                                     ------------ --------------
       Total                         $     5,850   $    18,500
                                     ============ ==============

The income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% as a result of the following:

                                             Year Ended    Year Ended
                                            December 31,   December 31,
                                                1995          1996
                                            ------------   ------------

     Expense (benefit) at statutory rate    $  (268,600)    $ 112,000
     State income tax benefit,
       net of federal                           (23,700)        6,000
     Change in valuation allowance           (2,249,000)     (139,000)

     Effect of change in ownership on
       net operating loss carryforward        2,541,300            --

     Other                                        5,850        39,500
                                            ------------   ------------
       Actual tax expense (benefit)         $     5,850     $  18,500
                                            ============   ============

NOTE 9.  OPERATING LEASES

Company as Lessor: The Company began leasing its VCC to customers in 1996. The Company is flexible in the terms of the lease to meet the customers' preferences. In some cases the lease may be classified as an operating lease on the Company's financial statements. Generally, the terms requiring operating lease classification on the Lessor's/Company's financial statements are that the lease extends for a term less than the full economic life of the product and the Lessor retains a residual interest at the end of the lease term. Conversely, in these circumstances the lease contract requires the lessee to pay fair market value for the product if it chooses to purchase the VCC at the end of the lease term. Since the Lessor/Company is the manufacturer and seller of the VCC, the Company is comfortable with the risk of retaining a residual interest. The net investment in leased equipment was $107,140 less accumulated depreciation of $24,763 for a net investment of $82,377.

The above lease stream was assigned to a third party, on a non-recourse basis, for a lump sum payment to the Company. Under the terms of this assignment, the Company retained a residual value in the equipment under lease. The present value of the cash received was recorded as deferred revenue, and is being recognized into revenue over the term of the lease. Lease revenue recorded in 1996 was $91,000 and the future lease revenue in 1997 and 1998 is $114,000 and $23,000, respectively.

Company as Lessee: The Company has operating leases for an automobile, telephone equipment, certain development related IBM computers and its offices. The rental payments under these leases are charged to expense as incurred. All the leases provide that the Company pay taxes, maintenance, insurance, and other operating expenses applicable to the leases. Lease expense in 1995 and 1996 was approximately $91,000 and $103,000, respectively. The future minimum lease payments are approximately $98,000, $53,000 and $16,000 for the years 1997, 1998 and 1999, respectively.

                          GLOBAL MAINTECH CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                                     ASSETS

                                                       June 30,
                                                         1997
                                                      ----------
CURRENT ASSETS
Cash and cash equivalents                             $2,987,232
Accounts receivable, less allowance
 for doubtful accounts of $15,000                      1,183,808
Other receivables                                         46,179
Inventory                                                281,938
Prepaid expenses and other                                30,520
                                                      ----------
 Total current assets                                  4,529,677

Property and equipment, net                              100,875
Leased equipment, net                                     70,869
Patent costs, net                                         72,085
Deferred subordinated debt costs                         211,472
Software development costs, net                          730,605
                                                      ----------
  TOTAL ASSETS                                        $5,715,583
                                                      ==========

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



                                                         June 30,
                                                           1997
                                                       -----------
CURRENT LIABILITIES
Accounts payable                                       $   222,278
Current portion of notes payable                                --
Convertible subordinated debentures                             --
Accrued liabilities:
 Compensation and payroll taxes                             91,659
 Interest                                                      304
 Other                                                      19,680
Deferred revenue                                           100,325
                                                       -----------
  Total current liabilities                                434,246
                                                       -----------
 Subordinated notes payable, less current portion        2,000,000
                                                       -----------
   Total liabilities                                     2,434,246


STOCKHOLDERS' EQUITY (DEFICIT)
Voting, convertible preferred stock - Series A,
 convertible into one common stock share for each
 preferred share, no par value; 887,980 shares
 authorized; 340,112 shares issued and outstanding;
 total liquidation preference of
 outstanding shares-$638,000                               159,513
Common stock, no par value; 49,112,020 shares
 authorized; 16,613,884 shares issued and
 outstanding                                                    --
Additional paid-in capital                               5,051,767
Notes receivable-officers                                 (294,500)
Accumulated deficit                                     (1,635,443)
                                                       -----------
  Total stockholders' equity                             3,281,337
                                                       -----------
Commitments and contingencies                          $ 5,715,583
                                                       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                    Three Months Ended           Six Months Ended
                                                          June 30,                   June 30,
                                                -------------------------   -------------------------
                                                    1996           1997         1996          1997
                                                -----------   -----------   -----------   -----------

Net sales                                       $   557,654   $   868,836   $ 1,050,001   $ 1,575,387
Cost of sales                                       181,597       216,513       381,030       397,093
  Gross profit                                      376,057       652,323       668,972     1,178,294
                                                -----------   -----------   -----------   -----------
Operating expenses:
 Selling, general and administrative                197,312       380,553       308,983       702,644
 Research and development                            92,472        42,681       146,109        81,007
                                                -----------   -----------   -----------   -----------
  Income from operations                             86,273       229,089       213,879       394,643

Other income (expense):
 Interest expense                                     5,274       (17,399)      (18,915)      (33,946)
 Interest income                                         --            --            --            --
 Other                                               (2,089)           --        (2,554)           --
                                                -----------   -----------   -----------   -----------
  Total other expense, net                            3,185       (17,399)      (21,469)      (33,946)
                                                -----------   -----------   -----------   -----------
  Income from continuing
   operations before income taxes                    89,458       211,690       192,410       360,697
 Provision for income taxes                              --            --            --         2,500
                                                -----------   -----------   -----------   -----------
  Income from continuing
   operations                                        89,458       211,690       192,410       358,197
                                                -----------   -----------   -----------   -----------
Discontinued operations:
 Recovery of discontinued operations                     --            --            --        70,000
                                                -----------   -----------   -----------   -----------
 Gain from discontinued operations                       --            --            --            --
                                                -----------   -----------   -----------   -----------
   Net income                                   $    89,458   $   211,690       192,410       428,197
                                                ===========   ===========   ===========   ===========

Net income per common and common
 equivalent share:
  Continuing operations                              $0.006        $0.012        $0.014   $     0.024
  Discontinued operations                                --            --            --         0.005
                                                -----------   -----------   -----------   -----------
   Net income per share                              $0.006        $0.012        $0.014   $     0.029
                                                ===========   ===========   ===========   ===========
Weighted average number of common and
 common equivalent shares outstanding            14,236,033    17,057,874    13,712,591    14,639,009
                                                ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)


                                                      Six Months Ended
                                                          June 30,
                                                   ----------------------
                                                      1996        1997
                                                   ---------   ----------
Cash flows from operating activities:
 Net income (loss)                                 $ 192,410   $  428,197
 Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
   Depreciation and amortization                      21,621      171,580
   Changes in operating assets and liabilities:
     Increase (decrease) in accounts
      and other receivables                          131,268     (756,869)
     Increase in inventory                          (120,408)     (63,996)
     Increase in leased equipment                    (61,048)      (8,584)
     Increase in prepaid expenses                    (18,740)      (3,815)
     Decrease in accounts payable                   (382,623)    (166,939)
     Increase (decrease) in accrued expenses          20,402      (32,097)
     Increase (decrease) in deferred revenue         380,658     (159,422)
     Increase in other                                    --           --
                                                   ---------   ----------
 Cash provided (used) by operating and
  discontinued activities                            163,540     (591,945)
                                                   ---------   ----------
Cash flows from investing activities:
 Purchase of property and equipment                   (4,325)     (89,142)
 Increase in deferred debt costs                          --     (211,472)
 Investment in software development costs                 --     (425,086)
 Investment in patent costs                               --      (22,306)
                                                   ---------   ----------
  Cash provided (used) by investing
   activities                                         (4,325)    (748,006)
                                                   ---------   ----------
Cash flows from financing activities:
 Net proceeds from issuance of common stock          168,911    2,669,242
 Decrease in short-term notes payable               (194,470)    (358,349)
 Increase (decrease) in long-term notes payable      (58,000)   1,983,400
                                                   ---------   ----------
  Cash provided (used) by
   financing activities                              (83,559)   4,294,293
                                                   ---------   ----------
     Net increase (decrease) in cash                  75,656    2,954,342

Cash and cash equivalents at beginning
 of period                                            39,365       32,890
                                                   ---------   ----------
Cash and cash equivalents at end of period         $ 115,021   $2,987,232
                                                   =========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

                          GLOBAL MAINTECH CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                March 31, 1997

GENERAL

     At the Company's annual shareholders' meeting on May 15, 1995, the shareholders approved, among other things, the change of the Company's name to Global MAINTECH Corporation from Mirror Technologies, Incorporated.

     Global MAINTECH, Inc. ("MAINTECH") is the operating entity resulting from the merger between MAINTECH and Mirror Technologies, Incorporated ("Mirror") effective January 1, 1994 (see note 2). In late 1994, the Company became the exclusive distributor, outside of Japan, of the monitoring system of Circle Corporation of Japan. In 1995, the Company adapted this monitoring system which is oriented to single-unit users and to simple functions, to meet the more complex requirements of the U.S. market. While the Company continues to buy some hardware and software from Circle Corporation, the Company has added significant architecture, compiling and source code. The updated system provides enhanced operational control over computer hardware and software. In 1995, the Company made its first three installations of this system, now called the Virtual Command Center or VCC, in the data centers of a large industrial and financial company. In 1996 the Company sold an additional seven systems and added two additional customers.

     The VCC is a tool designed to do three functions: the first is to consolidate consoles (computer terminals with access to the internal operation of a computer) into one monitor, a "virtual console" or single point of control; the second is to monitor and control the computers connected to the virtual console; and, the third is to automate most, if not all, of the routine processes performed by computer operators in data centers. The VCC can be operated from a remote location and accepts multiple computer platforms and operating systems. It is an external system that monitors and controls the subject mainframe and other data center computers from a workstation quality RISC computer, which is housed separately from the computers it controls. VCC users are able to reduce staffing levels, consolidate all data center operations and technical support functions to a single location regardless of the physical location of the data center(s) and achieve improved levels of operational control and system availability.

BASIS OF PRESENTATION

     The interim consolidated financial statements are unaudited, but in the opinion of management, reflect all adjustments necessary for a fair presentation of results for such periods. All such adjustments are of a normal recurring nature.

     The results of operations for any interim period are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.

REVERSE STOCK SPLIT

     The Company effected a one-for-five reverse stock split of the Company's Common Stock and Series A Preferred Stock on November 12, 1996. As a result, the aggregate number of authorized shares of the Company was reduced form 250,000,000 to 50,000,000 shares. Excluding the Preferred Stock, the aggregate number of authorized shares is now 49,112,020.

COMMON EQUIVALENT SHARES OUTSTANDING

     The Preferred Stock is, because of its terms and the circumstances under which it was issued, in substance a common stock equivalent. The preferred stockholders can convert, at their option, to Common Stock on a one-for-one basis and can expect to participate in the appreciation of the value of the Common Stock. Accordingly, the weighted average common and common equivalent shares outstanding for the quarter ended June 30, 1997 include the weighted average of 13,817,122 common shares outstanding, 340,112 shares of Preferred Stock outstanding since their issuance on September 13,

1994, and stock options and warrants which have a dilutive effect. The stock options and warrants included as common equivalent shares outstanding total 2,560,528 shares and are computed by application of the treasury stock method.

CAPITALIZED COMPUTER SOFTWARE COSTS

     As of June 30, 1997, the Company had capitalized software development costs, net of amortization, of $730,605, which represent costs incurred after technological feasibility has been established in connection with the development of enhancements to one or more particular software programs. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life, and changes in software and hardware technology. The software development costs are being amortized over a 36 month period using the straight-line method.

OPERATING LEASES

     The Company began leasing its VCC to customers in 1996. The Company offers flexible lease terms to meet its customers' preferences. In some cases the lease may be classified as an operating lease on the Company's financial statements. Generally, a lease will be classified as an operating lease if the lease extends for a term less than the full economic life of the product and the Company retains a residual interest at the tend of the least term. Operating leases require the lessee to pay fair market value for the product if it chooses to purchase the VCC at the end of the lease term. Since the Company is the manufacturer and seller of the VCC, the Company is comfortable with the risk of retaining a residual interest. The net investment in leased equipment was $117,869 less accumulated depreciation of $47,000 for a total of $70,869.

     A majority of the Company's VCC leases were assigned to a third party, on a non-recourse basis, for a lump sum payment to the Company in 1996. Under the terms of this assignment, the Company retained a residual value in the equipment under lease. The present value of the case received was recorded as deferred revenue, and is being recognized into revenue over the term of the lease. Lease revenue assigned to third parties recorded in 1996 and the quarter ended
June 30, 1997 was $91,000 and $57,000, respectively. The annual lease revenue in 1997 and 1998 is $114,000 and $23,000, respectively.

================================================================================

                             ____________________

                               TABLE OF CONTENTS


                                                                           Page
Prospectus Summary.......................................................    2
Safe Harbor Statement Under The
 Private Securities Litigation
 Reform Act of 1995......................................................    3
Risk Factors.............................................................    3
Use of Proceeds..........................................................    5
Selling Shareholders.....................................................    5
Plan of Distribution.....................................................    7
Business.................................................................    7
Management...............................................................    8
Management's Discussion and Analysis
 of Financial Conditions and Results
 of Operations...........................................................    9
Security Ownership of Certain
 Beneficial Owners and
 Management..............................................................   13
Executive Compensation...................................................   14
Market for Common Equity and
 Related Stockholder Matters.............................................   15
Description of Capital Stock.............................................   16
Certain Transactions.....................................................   17
Recent Developments......................................................   18
Change in Accountants....................................................   18
Legal Proceedings........................................................   18
Description of Property..................................................   19
Experts..................................................................   19
Legal Matters............................................................   19
Available Information....................................................   19
Financial Statements.....................................................  F-1

                             ____________________

  Until October 20, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments to subscriptions.

                               3,489,961 Shares



                                    GLOBAL
                                   MAINTECH
                                  CORPORATION

                                 COMMON STOCK

                             _____________________

                                  PROSPECTUS
                             _____________________


                            September 24, 1997

PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seven of the Company's Amended and Restated Articles of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date when such Article Seven became effective.

     The Bylaws of the Company, as amended, provide that the officers and directors of the Company and certain others shall be indemnified to substantially the same extent permitted by Minnesota law.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding, by reason of the former or present official capacity (as defined) of such person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or complete civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     The Company maintains a standard policy of officers' and directors' insurance.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     SEC Registration Fee               $ 2,380
     Accounting Fees and Expenses.....   15,000
     Legal Fees and Expenses..........   15,000
     Blue Sky Fees and Expenses.......    6,000
     Printing and Engraving Expenses..    5,000
                                         ------

          Total.......................  $43,380

     All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company issued a Private Placement Memorandum dated November1, 1995, as amended (the "1995 Memorandum"), offering for purchase up to 1,650,000 shares of the Company's Common Stock at $0.30 per share, as adjusted for the Reverse Stock Split. In connection with this offering, the Company issued a total of 1,160,400 shares. R. J. Steichen & Company acted as the placement agent. The Company paid the placement agent a 10% commission, a 3% fee for expenses and to issue to such agent a warrant to purchase up to 10% of the number of shares of Common Stock issued in connection with such offering at an exercise price of $0.36 per share. The shares of Common Stock issued pursuant to the 1995 Memorandum were exempt from registration under Rule 506 of Regulation D of the Securities Act.

     The Company issued a Private Placement Memorandum dated August 19, 1996, as amended (the "August 1996 Memorandum"), offering for purchase up to 600,000 shares of the Company's Common Stock at $0.50 per share, as adjusted for the Reverse Stock Split. In connection with this offering, the Company issued a total of 600,000 shares. Maven Securities, Inc. acted as the placement agent. The Company paid the placement agent a 10% commission, a 3% fee for expenses and to issue to such agent a warrant to purchase up to 10% of the number of shares of Common Stock issued in connection with such offering at an exercise price of $0.50 per share. The shares of Common Stock issued pursuant to the

August 1996 Memorandum were exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     The Company issued a Private Placement Memorandum dated November 25, 1996, as amended (the "November 1996 Memorandum"), offering for purchase up to 2,415,000 shares of the Company's Common Stock at $0.75 per share, as adjusted for the Reverse Stock Split. As of December 31, 1996, 653,500 shares were issued pursuant to the November 1996 Memorandum. During January and February 1997, the Company issued an additional 1,632,801 shares in connection with such offering. Maven Securities, Inc. acted as the placement agent. The Company paid the placement agent a 10% commission, a 3% fee for expenses and to issue to such agent a warrant to purchase up to 10% of the number of shares of Common Stock issued in connection with such offering at an exercise price of $0.75 per share. The shares of Common Stock issued pursuant to the November 1996 Memorandum were exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.

     On June 6, 1997, the Company offered for purchase up to 1,100,000 shares of the Company's Common Stock at $1.40 per share, as adjusted for the Reverse Stock Split. All 1,100,000 shares were sold pursuant to this offering in July 1997. The Company did not use a placement agent with respect to such offering. The shares of Common Stock issued in connection with this offering were exempt from registration under Rule 506 of Regulation D of the Securities Act.

     On June 19, 1997, the Company issued a promissory note in the amount of $1,000,000 to each of two accredited investors in exchange for a secured subordinated loan in the total amount of $2,000,000. The Company also issued a warrant to purchase 500,000 shares of the Company's Common Stock at a purchase price of $1.80 per share, as adjusted for the Reverse Stock Split, to one of these accredited investors as a condition to such investor's loan.

ITEM 27.  LIST OF EXHIBITS

  DESCRIPTION                                                              EXHIBIT NUMBER
  -----------
  Agreement and Plan of Merger dated December 6, 1994, as                       2
  amended, among the Company, Mirror Consolidation Company,
  and MAINTECH Resources, Inc. (the Articles of Merger are
  attached thereto as Exhibit A) (incorporated herein by
  reference to the Registrant's Form 8-K filed with the
  Commission on January 19, 1995 (File No.0-14692)).

  Bylaws of the Company, as amended (incorporated herein by                   3.1
  reference to the Registrant's Form S-1 (File No.33-34894)).

  Restated Articles of Incorporation of the Company, as amended               3.2
  in May 15, 1995 annual meeting of common stockholders
  (corporate name change and increase in authorized stock)
  (incorporated herein by reference to the Registrant's Form
  10-KSB for the year ended December31, 1995 (File No.0-14692)).

  Amendment to Amended and Restated Articles of Incorporation                 3.3
  of the Company, filed November 12, 1996 (incorporated
  herein by reference to the Registrant's Form 10-KSB for the year ended December 31, 1995 (File No.0-14692)).

  Form of 11% Convertible Subordinated Debenture due July                     4.1
  1, 1996 (incorporated herein by reference to the Registrant's
  Form 10-K for the year ended March 31, 1991 (File No.0-14692)).

  Form of Registration Agreement between the Company and                      4.2
  holders of the Company's 11% Convertible Subordinated
  Debentures Due July 1, 1996 (incorporated herein by
  reference to the Registrant's Form 10-K for the year ended
  March 31, 1991 (File No.0-14692)).

  Form of Certificate of the Company's Series A convertible                   4.3
  Preferred Stock (incorporated herein by reference to the
  Registrant's Form 10-KSB for the year ended December 31, 1994
  (File No.0-14692)).


  Form of Certificate of the Company's Common Stock following                4.4
  change of corporate name change (incorporated herein by
  reference to the Registrant's Form 10-KSB for the year ended
  December 31, 1995 (File No.0-14692)).

  Form of Promissory Note, dated June 19, 1997, issued to each of            4.5 (a)
  Marquette Bancshares, Inc. and Mezzanine Capital Partners, Inc.

  Opinion of Dorsey & Whitney LLP.                                           5   (a)

  The Company's 1989 Stock Option Plan (incorporated herein by               10.1
  reference to Exhibit 28 to the Registrant's Registration
  Statement on Form S-8 (File No. 33-33576)).

  Amendments No. 1 and 2, dated October 17, 1991 and April 24,               10.2
  1992, respectively, to the Company's 1989 Stock Option Plan
  (incorporated herein by reference to the Registrant's Form
  10-K for the year ended March 31, 1992 (File No.0-14692)).

  Mirror Technologies, Incorporated 401(K) Plan effective April 1,           10.3
  1992 (incorporated herein by reference to the Registrant's
  Form 10-K for the year ended March 31, 1992 (File No.0-14692)).

  Office Lease Agreement between the Company and Physician's and             10.4
  Surgeon's Capital Corporation dated October 1, 1994
  (incorporated herein by reference to the Registrant's Form
  10-KSB for the year ended December 31, 1994 (File No.0-14692).

  Exclusive Distributor and Licensing Agreement between Yutaka               10.5
  Takagi and Circle Corporation and MAINTECH Resources, Inc.
  and Global MAINTECH, Inc. dated December 20, 1994 (incorporated herein by reference to the Registrant's Form 10-KSB for the year ended December 31, 1994 (File No. 0-14692)).

  Office Lease Agreement between the Company and Charles and                 10.6
  Sharron Mills dated December 12, 1995 (incorporated herein by reference to the Registrant's Form 10-KSB for the year ended
  December 31, 1995 (File No.0-14692)).

  Brokerage Asset Purchase Agreement between Norcom Resources,               10.7
  Inc. and Global MAINTECH, Inc. dated December 31, 1995
  (incorporated herein by reference to the Registrant's Form
  10-KSB for the year ended December 31, 1995 (File No.0-14692)).

  Amendment No.3, dated May 15, 1995 to the Company's 1989 Stock             10.8
  Option Plan (incorporated herein by reference to the
  Registrant's Form 10-KSB for the year ended December 31, 1995
  (File No.0-14692)).

  Sale contract between Burlington Northern Railroad Company and             10.9
  Global MAINTECH, Inc. dated March 21, 1996 (incorporated herein by reference to the Registrant's Form 10-KSB for the year ended
  December 31, 1995 (File No.0-14692)).

  Subsidiaries of the Registrant (incorporated herein by reference           21
  to the Registrant's Form 10-KSB for the year ended December 31,
  1994 (File No.0-14692)).

  Consent of KPMG Peat Marwick LLP.                                          23.1

  Consent of Dorsey & Whitney LLP (included in Exhibit 5 to this             23.2(a)
  Registration Statement).

  Cautionary Statement (incorporated herein by reference to the              99
  Registrant's Form 10-KSB for the year ended December 31, 1996
  (File No.0-14692)).
  --------------
  (a) Previously filed.

ITEM 28.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

          Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on September 24, 1997.

                                             Global MAINTECH Corporation



                                             By /s/ David H. McCaffrey
                                                ----------------------
                                                David H. McCaffrey
                                                Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed by the following persons in the capacities indicated on September 24, 1997.


NAME                          TITLE
----                          -----

 /s/ David H. McCaffrey       Chief Executive Officer
--------------------          (Principal Executive Officer) and
David H. McCaffrey            Director



 /s/ James Geiser             Chief Financial Officer and Secretary
-----------------             (Principal Financial and Accounting
James Geiser                  Officer)


 /s/ Robert E. Donaldson      Director
------------------------
Robert E. Donaldson